Nexa Reports Second Quarter 2026 Results including Net Income of US$98 million and Adjusted EBITDA of US$286 million

Luxembourg, August 5, 2026 – Nexa Resources S.A. (“Nexa Resources”, “Nexa”, or the “Company”) announces today its results for the three and six-month periods ended on June 30, 2026. This Earnings Release should be read in conjunction with the “Condensed consolidated interim financial statements (unaudited) at and for the three and six-month periods ended on June 30, 2026” (“Financial Statements”). This document contains forward-looking statements.

CEO Message – Ignacio Rosado

The operational inflection we have been working toward became visible this quarter. Adjusted EBITDA of US$286 million was 78% above prior-year quarter, with Adjusted EBITDA margin expanding 8.8 percentage points to 31.5%. The temporary constraints that held back our Peruvian operations in the first quarter were addressed and the assets returned to normal run rates, increasing treated ore volumes 11%. Zinc production reached 79kt, up 8% year-over-year on higher grades, and 159kt in the first half, up 13%. Net leverage improved to 1.40x, from 2.28x a year ago.

We were tested at Cajamarquilla. In May we experienced a fire that affected the casting house area, not upstream processing which allowed us to keep producing cathode while restoring the operation. Activities resumed gradually and returned to normal levels in June, and the cathode produced underpins the recovery of the affected volume in the second half of this year. Smelting Adjusted EBITDA still rose 162% year-over-year.

Two milestones reached in the 2Q26 have prepared us for strong operations for the rest of the year. At Aripuanã, where production was constrained by filtration, we commissioned the fourth tailings filter and ended June at 86% average capacity utilization. At Cerro Lindo, we successfully initiated block caving operations in a portion of the mine in July, marking the first application of this mining method at Nexa. As we expand the caving footprint, we expect to lower unit costs, improve access to higher-grade copper areas, and further enhance the safety of the operations through reduced risk exposure.

The zinc concentrate market remains tight, with spot TCs in China deep in negative territory. The same conditions that pressure merchant smelters support our mining segment, while our integrated business model provides balance across the value chain through the cycle. Our mines supplied 54% of smelter feed in the quarter. Separately, during the quarter, we reached the delivery threshold under the Cerro Lindo silver streaming agreement, reducing the streamed share of production from 65% to 25% on an ongoing basis effective in May – a recurring improvement to cash generation from an asset we already own, at no incremental capital, and an important contributor to even stronger expected results.

In June our shareholders approved a share premium reimbursement of US$17.5 million (or US$0.132136 per share), payable in August. Returning capital while continuing to reduce leverage is a balance we intend to maintain.

Finally, in July, Votorantim and Boliden publicly confirmed discussions regarding a potential acquisition of Votorantim's controlling stake in Nexa. Our responsibility is unchanged: to operate our assets in Brazil and Peru to the highest standards, prioritizing safety, operational excellence, sustainability, innovation, and responsible production while ensuring long-term value is preserved for all Nexa shareholders. That is what our results for this quarter reflect, and it is what we will continue to strive for in the second half of the year.

Summary of Financial Performance

US$ million (except per share amounts)	2Q26	1Q26	2Q25	1H26	1H25
Net revenues	908	888	708	1,796	1,336
Net income	98	118	13	216	42
EBITDA	262	286	136	547	256
Basic and diluted earnings per share ("EPS")	0.52	0.67	0.01	1.19	0.10
Adjusted net income (1)	122	115	37	237	72
Adjusted EBITDA (1)	286	283	161	569	286
Adj. EBITDA margin (%) (1)	31%	32%	23%	32%	21%
Adjusted basic and diluted earnings per share (1)	0.64	0.67	0.11	1.31	0.27

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US$ million (except per share amounts)	2Q26	1Q26	2Q25	1H26	1H25
Operating cash flow before working capital (2)	286	308	175	594	340
CapEx	89	72	87	160	137
Free Cash flow (3)	(10)	(126)	17	(136)	(208)
Liquidity (4)	387	396	418	387	418
Net debt	1,476	1,481	1,515	1,476	1,515
Net Debt/LTM Adj. EBITDA (1)	1.40x	1.59x	2.28x	1.40x	2.28x

(1) Refer to “Use of Non-IFRS Financial Measures” for further information. Adjusted EBITDA, adjusted net income (loss) and adjusted EPS, exclude the items presented in the “Net Income (Loss) reconciliation to Adjusted EBITDA” section of this earnings release – US$24 million in 2Q26, US$(3) million in 1Q26 and US$24 million in 2Q25, totaling US$21 million in 1H26 and US$30 million in 1H25. For details on segment definition and accounting policy, please refer to explanatory note 2 in the Financial Statements.

(2) Working capital and other variations had a negative impact of US$82 million in 2Q26 and US$283 million in 1Q26, and a positive impact of US$4 million in 2Q25, totaling a negative impact of US$365 million in 1H26 and a negative impact of US$270 million in 1H25.

(3) Free cash flow is defined as the increase (decrease) in cash and cash equivalents in the period. Refer to “Consolidated statement of cash flows – Reconciliation” in the Appendix section.

(4) Liquidity is defined as cash and cash equivalents plus financial investments.

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Executive Summary

Consolidated Financial Performance

Year-over-year results benefited from higher mining output and a stronger by-products contribution, which coupled with sequentially lower operating costs and the stepdown in the Cerro Lindo streaming agreement supported performance, offsetting lower smelting sales volumes.

2Q26 | 1H26 Net Revenues US$908 million +2% QoQ | +28% YoY US$1,796 million +34%

Net revenues of US$908 million increased 2% quarter-over-quarter, reflecting continued strength in metal prices and higher mining volumes, partially offset by lower smelting sales volume. The 28% year-over-year increase was driven by a significantly stronger by-products contribution and higher zinc prices, partially offset by lower smelting sales volumes.

Earnings: Net income of US$98 million reflected solid operating performance, primarily driven by stronger metal prices year-over-year. Adjusted Net Income of US$122 million also benefited from the reversal of interest previously accrued on uncertain tax positions. A reconciliation of the adjusted figures is provided in the "Net Income (Loss)" section of this earnings release. EPS and Adjusted EPS increased to US$0.52 and US$0.64, respectively, compared to US$0.01 and US$0.11 in 2Q25.

Consolidated Adjusted EBITDA of US$286 million increased 1% quarter-over-quarter, primarily driven by lower raw material costs in the smelting segment, reflecting the consumption of calcine inventory carried at lower unit costs, lower maintenance expenses at our Peruvian operations and a higher share of zinc concentrate sourced from our own mines, partially offset by a lower by-products contribution mainly due to lower silver prices and lower smelting sales volumes. The 78% year-over-year increase was driven by a stronger by-products contribution, higher zinc prices, a higher share of zinc concentrate sourced from our own mines and lower operating costs, partially offset by unfavorable foreign exchange variations and lower smelting volumes.

Margins: Adjusted EBITDA margin of 31.5% was broadly stable quarter-over-quarter. The 8.8 p.p. year-over-year expansion reflects higher metal prices and a stronger by-products contribution, partially offset by lower smelting sales volume following the incident in Cajamarquilla early May.

Mining Adjusted EBITDA of US$220 million increased 63% year-over-year, supported by a larger by-products contribution and higher zinc prices. The 5% quarter-over-quarter decline mainly reflects lower silver prices, which is a relevant payable by-product in our copper and lead concentrates, driving mark-to-market and final invoice price adjustments, partially offset by higher zinc prices, higher zinc and lead sales volumes, and lower maintenance and personnel costs.

Smelting Adjusted EBITDA of US$66 million increased 162% year-over-year, primarily driven by lower raw material costs and stronger by-products contribution. Quarter-over-quarter, Adjusted EBITDA increased 30% despite lower sales volumes, supported by lower operating costs and by other variations, mainly a higher cash dividend received from Enercan, and the insurance recovery related to the December 2024 Juiz de Fora fire incident.

Net income | EPS US$98 million -17% QoQ | +636% YoY US$216 million +414% US$0.52 per share -23% QoQ | +6,235% YoY US$1.19 per share +1,121%
Adj. Net Income | Adj. EPS US$122 million +6% QoQ | +226% YoY US$237 million +231% US$0.64 per share -5% QoQ | +465% YoY US$1.31 per share +376%
Consolidated Adj. EBITDA US$286 million +1% QoQ | +78% YoY US$569 million +99%
Adj. EBITDA Margin 31.5% -0.3 p.p QoQ | +8.8 p.p YoY 31.7% +10.3p.p.
Mining Adj. EBITDA US$220 million -5% QoQ | +63% YoY US$451 million +97%
Smelting Adj. EBITDA US$66 million +30% QoQ | +162% YoY US$117 million +107%

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Operational Performance Mining operations continued to normalize as Peruvian operations recovered from 1Q26 setbacks, while smelting sales reflected the temporary suspension at Cajamarquilla.
2Q26 | 1H26 Mining Segment

Zinc production of 79kt rose 8% year-over-year, supported by higher grades. Quarter-over-quarter production was broadly in line, as the recovery of Peruvian operations offset lower grades at Aripuanã alongside the commissioning of the fourth tailings filter and the scheduled ball mill liner replacement.

Copper production of 6.3kt declined 31% year-over-year and 2% quarter-over-quarter, reflecting lower head grades at Cerro Lindo and Aripuanã in the period.

Silver production of 2.7MMoz, increased 1% year-over-year and 17% quarter-over-quarter, supported by the recovery of Peruvian operations.

Cost per tonne of run-of-mine (“Cost ROM”) of US$57/t increased 13% year-over-year and decreased 2% quarter-over-quarter. The year-over-year increase reflects higher unit costs across most operations, except Aripuanã, led by Vazante on BRL appreciation. Sequentially, higher treated ore volumes diluted fixed costs, largely offsetting higher operating costs.

Mining cash cost of US$0.04/lb increased US$0.15/lb year-over-year and US$0.80/lb quarter-over-quarter. The year-over-year increase reflects higher operating costs and unfavorable foreign exchange, partially offset by a stronger by-products contribution. The sequential increase mainly reflects a lower by-products contribution from lower silver and gold prices and mark-to-mark adjustments.

Smelting sales volumes: Total zinc sales (metallic + oxide) of 134kt declined 7% year-over-year and 8% quarter-over-quarter, primarily reflecting the temporary suspension at Cajamarquilla following the fire incident. Higher volumes at our Brazilian smelters partially offset the year-over-year decline; sequentially, only Juiz de Fora recorded higher sales. The 2Q26 affected volume is expected to be recovered in 2H26.

Smelting conversion cost of US$0.36/lb increased by 5% year-over-year and 6% quarter-over-quarter, reflecting temporarily higher operating costs and lower volumes at Cajamarquilla, partially offset by lower unit costs at Juiz de Fora on higher volumes.

Smelting cash cost of US$1.44/lb increased 17% year-over-year and 3% quarter-over-quarter. The year-over-year increase reflects higher raw material costs on higher zinc prices and increased operating costs, partially offset by a stronger by-products contribution. Sequentially, lower sales volume and reduced realized TCs were partially offset by lower operating costs.

Guidance: Our 2026 consolidated guidance for mining production, smelting sales, and costs remains unchanged. In 1H26, both smelting conversion cost and smelting cash cost were above their respective ranges – conversion on lower volumes following the fire incident at Cajamarquilla, and cash cost primarily on zinc prices higher than the assumption underlying our guidance. We will update the market as volumes recover through 2H26.

Zinc Production 79kt -0.1% QoQ | +8% YoY 159kt +13%
Copper Production 6.3kt -2% QoQ | -31% YoY 12.7kt -24%
Silver Production 2.7MMoz +17% QoQ | +1% YoY 5.0MMoz -1%
Cost per ROM US$57/t -2% QoQ | +13% YoY US$57/t +17%
Cash Cost US$0.04/lb +0.80/lb QoQ | +0.15/lb YoY US$(0.35)/lb -0.35/lb
Smelting Segment
Total Zinc Sales 134kt -8% QoQ | -7% YoY 281kt +2%
Conversion Cost US$0.36/lb +6% QoQ | +5% YoY 0.35/lb +4%
Cash Cost US$1.44/lb +3% QoQ | +17% YoY 1.42/lb +18%

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Financial Position, Investments and Financing

Strong operating cash flow; tax settlement payment drove negative free cash flow in the quarter; leverage improved to 1.40x on stronger LTM Adjusted EBITDA; solid liquidity at quarter-end.

2Q26 | 1H26 OCF before working capital US$286 million -7% QoQ | +63% YoY US$594 million +75%

Operating cash flow (OCF) before working capital reached US$286 million, up 63% year-over-year, reflecting higher operating income driven by stronger metal prices. The 7% quarter-over-quarter decline primarily reflects lower smelting sales volumes following the fire at Cajamarquilla.

Net operating cash flow of US$111 million reflected US$82 million working capital and other variations outflow – mainly related to a US$131 million tax settlement payment in Peru associated with the ongoing Cerro Lindo Tax Stability Agreement dispute, and higher cathode inventory levels – and US$93 million in interest and income tax paid. We expect the working capital and other variations outflow to gradually reverse over the coming quarters.

CapEx of US$89 million increased 24% quarter-over-quarter as project disbursements accelerated, and 3% year-over-year on higher mine development investments. Spending was directed primarily toward mine development and Tailings Storage Facilities, including US$9 million for Phase I of the Cerro Pasco Integration Project, which reached US$17 million in 1H26 against full-year project guidance of US$31 million. Total 1H26 CapEx of US$160 million represented approximately 42% of our 2026 guidance of US$381 million.

Free cash flow of US$(10) million primarily reflected the tax settlement payment described above, CapEx of US$89 million, and the negative net impact of dividends paid and received, partially offset by operating earnings generated in the quarter. This compares with positive free cash flow of US$17 million in 2Q25 and negative US$126 million in 1Q26.

Liquidity: Total liquidity at quarter-end stood at US$387 million, comprising cash and cash equivalents and financial investments. The quarter-over-quarter decline reflects the 2Q26 US$(10) million free cash flow impact. Including US$320 million undrawn sustainability-linked revolving credit facility, total available liquidity was US$707 million at quarter-end.

Debt profile: Gross debt totaled US$1,750 million, down 1% quarter-over-quarter, primarily reflecting interest payments on loans and financing, partially offset by US$3 million increase from BRL appreciation on real-denominated debt. Our debt portfolio maintained a health average maturity of 7.0 years and an average interest rate of 6.22% per year.

Net Leverage: Net debt to LTM Adjusted EBITDA of 1.40x, a reduction of 0.19x quarter-over-quarter and 0.88x year-over-year, primarily driven by stronger LTM Adjusted EBITDA of US$1,055 million, with net debt down 0.3% quarter-over-quarter and 3% year-over-year.

Net operating cash flow US$111 million +300% QoQ | +10% YoY US$56 million +167%
CapEx US$89 million +24% QoQ | +3% YoY US$160 million +17%
Free cash Flow US$(10) million +92% QoQ | +159% YoY US$(136) million +35%
Liquidity US$387 million -2% QoQ | -7% YoY
Gross Debt US$1,750 million -1% QoQ | -4% YoY
Net Debt US$1,476 million -0.3% QoQ | -3% YoY
Net Leverage 1.40x -0.19x QoQ | -0.88x YoY

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Key Highlights

Sustainability Highlights

Nexa views safety performance and sustained investment in community development as integral to its core business and as a key component of its risk management philosophy. Across the Company's mining and smelting operations, safety culture underpins the continuity and integrity of production, while the strength of community relationships directly affects permitting timelines and project execution. Together, they are a core component of how Nexa protects its social license to operate and long-term shareholder value.

Safety: controls tightened and personnel moved out of the risk zone

Fire events

▪	In 2Q26, Nexa concluded its investigation into the May 19, 2026, fire in the cooling towers of the roasting area at the Três Marias smelter. The event caused no injuries. The fire originated during unplanned hot work carried out in the course of a scheduled maintenance intervention, when sparks reached combustible material in the tower structure. Nexa defined an action plan covering maintenance procedures, hot work controls, workforce training, and operational planning, which is being implemented at the unit.
▪	The investigation into the May 2026 fire at the Cajamarquilla smelter, previously reported to the market, remains ongoing pending the conclusion of the technical root cause assessment and the related insurance loss adjustment, expected in August 2026. Measures implemented to date have focused on the safe resumption of operations at the unit.

Enhanced risk profile through lower exposure

▪	Nexa centralized underground blasting at Cerro Lindo, now monitored and executed remotely from a surface control room. This removes personnel from high-risk underground areas during the operation, while electronic detonators improve precision and ore fragmentation. Cerro Lindo also started up its block caving operation in late June 2026, reaching regular operation in July. The operation is supported by equipment automation, remote operation and real-time geotechnical instrumentation, which further reduce personnel exposure in production and caving zones. For further details, refer to Cerro Lindo under the Mining Operational Performance section.

Prevention is a leadership conversation

▪	In May 2026, Nexa conducted its 2026 Safety Leadership Roadshow across its operations, centered on operational risk, prevention practices, and individual accountability in decision-making.
▪	In June 2026, Nexa launched Pasco Nueva Era at the Pasco Complex, engaging employees and contractors through leadership-driven discussions and commitments focused on safe behaviors and operational discipline.

Holding the value chain to the same standard

▪	In June 2026, Nexa widened contractor engagement across its operations, holding Safety Committee meetings with key logistics suppliers, its first 2026 Safety Management Committee with strategic partners at the Pasco Complex, and health, safety and environment roadshows with contractors at Juiz de Fora, Aripuanã, and Cerro Lindo.

Value from what used to be waste: circularity projects move toward commercialization

Pyrite into sulfuric acid

▪	In 2Q26, Nexa advanced its pyrite commercialization project in Peru, which completed its engineering phase and entered the commercial partnership stage. The project supports the circular production of sulfuric acid from material previously managed as a residue, addressing growing regional demand for sulfur-based industrial inputs.

Smelting residue into road paving material

▪	In 2Q26, Nexa advanced the commercialization of Waelz Aggregate, developed through its Mining Lab open innovation program. Industrial-scale trials using approximately 1,500 tonnes of material at Juiz de Fora were completed, and the Company is progressing commercial partnerships to position the product as an aggregate for road paving.

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Industrial residues into agricultural inputs

▪	In 2Q26, Nexa advanced three initiatives in Brazil converting industrial residues into agricultural inputs. Agronomic trials confirmed technical feasibility across all three, enabling a next phase focused on commercial partnerships and larger-scale field validation.

Artificial intelligence enters the plant at Vazante, with Cajamarquilla next

Flotation at Vazante

▪	In June 2026, Nexa launched the AI Vazante project, applying artificial intelligence (AI) to support operational decision-making and optimize plant processes. Its first phase targets flotation, where models analyze operational data in real time to recommend adjustments aimed at improving operational stability, productivity, and mineral recovery.

Process control at Cajamarquilla

▪	Also in June 2026, in Peru, Nexa finalized development of an AI model for automated process control at Cajamarquilla, aimed at improving process stability and increasing silver recovery.

Communities: a permanent channel, and presence where it is needed

A single, traceable line to the Company

▪	In June 2026, Nexa launched the Community Contact Channel, giving communities across its areas of influence a dedicated 24/7 platform to submit inquiries, suggestions, requests, and grievances. Operated by an independent third-party and accessible by phone, website, and mobile application, it consolidates community feedback into one traceable process, strengthening grievance management and the early identification of local concerns.

Health and education access

▪	In June 2026, Nexa conducted community health campaigns near its Cerro Lindo and Pasco operations, delivering more than 2,500 medical services to over 900 patients through partnerships with local authorities and healthcare professionals.
▪	In May 2026, Nexa distributed more than 12,000 school kits to students across more than 60 communities in Peru, from early education through secondary school.

Housing in the Topará Valley

▪	In April 2026, Nexa funded the construction of permanent housing for 25 older adults in Peru's Topará Valley, at the Cerro Lindo area, in partnership with the Association for the Defense and Agricultural Development of the Topará Valley. Beneficiaries (long-term residents of the local agricultural community) were prioritized jointly with the Association's Board based on requests submitted by community members.

Plurality and inclusion

▪	Throughout 2Q26, Nexa advanced its diversity and inclusion agenda through industry engagement and internal programs, including participation in Diversibram 2026 and the XVI International Mining Conference, co-organization of the MIN Woman event, and its 2026 Diversity Leaders Meeting bringing together the Company's employee resource groups.

Governance and disclosure standards hold as the Company scales its technical agenda

Governance risk under the ERM framework

▪	In 2Q26, Nexa advanced the review of advisory committees supporting the Management Committee and developed governance tools integrated with its Enterprise Risk Management (ERM) framework, strengthening the monitoring and management of corporate governance risks.

Tailings management

▪	In April 2026, Nexa held an internal workshop on the Global Industry Standard on Tailings Management (GISTM), bringing together multidisciplinary teams to strengthen alignment with international best practices and support the Company's ongoing implementation of the framework. In May 2026, Nexa contributed to technical discussions on mixed tailings disposal solutions at Tailings Brazil 2026, organized by the Brazilian Mining Association (IBRAM).

Climate reporting

▪	In June 2026, Nexa was again awarded the Gold Seal of the Brazilian GHG Protocol Program for its 2025 greenhouse gas (GHG) inventory. The seal is granted to complete GHG inventories that are publicly disclosed and verified by a third-party.

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Industry engagement and recognition

▪	In June 2026, Nexa hosted Zinc College 2026 in Lima, a technical program on the zinc value chain, market applications, and the future of the industry, including knowledge-sharing sessions led by Nexa specialists and technical visits to the Cajamarquilla smelter.
▪	Also in June 2026, at the 17th Opex Workshop, Nexa received the 28th Mining and Metallurgical Industry Excellence Award for projects developed by its Aripuanã and Vazante teams, including the Cash Flow Control program, which enhanced operational efficiency and financial predictability.

Financial & Corporate Highlights

Annual and Extraordinary General Meetings of Shareholders

▪	On June 25, 2026, Nexa held its Annual and Extraordinary General Meetings of Shareholders. Shareholders renewed the mandates of all members of the Board of Directors, approved an increase in the authorized share capital, and renewed the Board’s authorization to increase the issued share capital. Shareholders also approved a share premium reimbursement of US$17.5 million, or US$0.132136 per share, to be paid on August 11, 2026, to shareholders of record as of July 28, 2026.

Credit Rating

▪	In June 2026, S&P Global Ratings affirmed Nexa’s 'BBB-' investment grade rating with a 'Stable' outlook.
▪	In July 2026, S&P placed Nexa’s 'BBB-' issuer credit rating on CreditWatch with negative implications, following the discussions described under “Potential Change in Controlling Shareholder” in the “Liquidity and Indebtedness” section of this earnings release. S&P indicated that the action reflects the potential change of control and not Nexa’s operating or financial performance.

Growth, Portfolio Optimization and Strategic Investments

Cerro Pasco Integration Project

▪	Scope and Investment: During 2Q26, Nexa conducted a review of the project's long-term configuration. The more favorable metal price environment supported a reassessment of certain operating parameters at the Atacocha open pit mine, including the review of economically mineable areas, which are expected to enable the extension of the open-pit operation beyond previous expectations. This led to a revised development sequence for tailings and waste storage facilities. The raising of the Atacocha dam, although contemplated in the original project design as part of a later investment stage, was not included in the initial Phase I scope; for the operational and strategic reasons describe above, its execution is being brought forward and incorporated into Phase I. Bringing this investment forward changes the phasing of the project's capital expenditure rather than its total scope. The revised scope also incorporates geomembrane lining, which was not part of the original design and strengthens the facility's environmental and regulatory risk profile. Total estimated capex for the project increased from US$138 million to US$180 million, concentrated in Phase I. The increase reflects approximately US$25 million associated with the addition of the geomembrane lining, with the remaining US$17 million related to cost escalation and engineering updates across specific project workstreams. Capex for the project in 2026 remains unchanged, with the incremental investment allocated to 2027 and subsequent years.
▪	Permitting: During 2Q26, the second Environmental Impact Study Modification (MEIA) for El Porvenir and the third MEIA for Atacocha remained under evaluation by SENACE (Peru's National Environmental Certification Service for Sustainable Investments), with Nexa supporting the process and responding to information requests. Approval of both filings continues to be expected in 1Q27. The revised tailings storage configuration is contemplated in the modifications currently under evaluation.
▪	Execution: Phase I advanced during the quarter. The main civil works were completed, enabling the start of electromechanical assembly, including installation of the tailings thickener, and the structural assembly of the pump building was concluded. All main equipment has been manufactured and tested and is available in storage according to the project sequence. Completion of the tailings pumping system is now expected in 1Q27, compared with 4Q26 previously, reflecting adjustments to the construction sequence and space constraints at the site. Start of pumping operations is expected in early 3Q27, compared with 2Q27 previously, reflecting the same adjustments and the timeline for obtaining the required operating authorization.

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▪	Mine Sequencing: With open-pit operations at Atacocha now expected to continue for longer and supported by encouraging exploration results at the Integración target, Nexa has prioritized open-pit extraction, which carries lower cost and execution risk, and deferred the completion of the Picasso shaft repowering to 2031 and the integration of the underground mines to 2032, compared to 2026 and 2029 previously. This spreads a portion of the project's capital expenditure over a longer period without reducing the expected long-term production profile of the complex, as extended open-pit operations at Atacocha support the production initially contemplated in the project.
▪	Next steps: In 3Q26, the focus will be on completing main equipment assembly and initiating pre-commissioning and commissioning. Following completion of the tailings pumping system, Nexa will begin the process of obtaining operating authorization from DGM-MINEM (General Directorate of Mining – Ministry of Energy and Mines).

1H26 Mineral Exploration results

▪	On July 28, 2026, we released our 1H26 Exploration Report. Brownfield drilling at El Porvenir and Vazante returned encouraging results, supporting the potential for future Mineral Resource growth and life-of-mine extension. Across the broader portfolio, geological, geophysical and target generation programs advanced priority targets and supported the identification of new opportunities for future drilling campaigns.

Corporate Strategic Focus

▪	Nexa remains focused on enhancing free cash flow generation through disciplined capital allocation, prioritizing sustaining capital, brownfield exploration to extend the life of mines, gross debt reduction, and HS&E initiatives. Our 2026 CapEx Guidance of US$381 million remains unchanged.

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Consolidated performance

Selected Financial Information

US$ million (except where otherwise indicated)	2Q26	1Q26	2Q25	1H26	1H25
Net Revenues	908	888	708	1,796	1,336
Mining	524	460	353	984	667
Smelting	584	609	489	1,193	943
Intersegment results | Adjustments	(200)	(181)	(134)	(381)	(274)
Cost of Sales	(651)	(616)	(576)	(1,267)	(1,076)
Mining	(319)	(230)	(231)	(550)	(446)
Smelting	(534)	(566)	(477)	(1,100)	(901)
Intersegment results | Adjustments	203	180	132	383	271
Selling, general and administrative	(43)	(41)	(33)	(84)	(68)
Mining	(20)	(21)	(16)	(42)	(34)
Smelting	(21)	(21)	(16)	(42)	(34)
Intersegment results | Adjustments	(1)	1	(1)	0	0
Depreciation and amortization	86	77	77	164	142
Mining	59	45	49	104	91
Smelting	27	32	24	59	47
Intersegment results | Adjustments	0	0	3	0	4
Adjusted EBITDA (1)	286	283	161	569	286
Mining	220	231	135	451	229
Smelting	66	51	25	117	57
Intersegment results | Adjustments	0	0	0	0	1
Adj. EBITDA margin (%)	31.5%	31.8%	22.7%	31.7%	21.4%
Net income	98	118	13	216	42
Attributable to Nexa's shareholders	69	89	1	158	13
Attributable to non-controlling interests	29	29	12	58	29
Basic and diluted earnings per share	0.52	0.67	0.01	1.19	0.10
Adjusted net income (1)	122	115	37	237	72
Attributable to Nexa's shareholders	84	89	15	173	36
Attributable to non-controlling interests	38	27	22	64	35
Adjusted basic and diluted earnings per share (1)	0.64	0.67	0.11	1.31	0.27

(1) Refer to “Use of Non-IFRS Financial Measures” for further information. Adjusted EBITDA, adjusted net income (loss) and adjusted EPS, exclude the items presented in the “Net Income (Loss) reconciliation to Adjusted EBITDA” section of this earnings release. For details on segment definition and accounting policy, please refer to explanatory note 2 in the Financial Statements. This is a note about segments, and one of the explanations for the new adjustment for cash dividend at the consolidated level was to keep consistency with segment information.

Net Revenues

In 2Q26, net revenues totaled US$908 million, up 28% year-over-year and 2% quarter-over-quarter. The year-over-year increase was mainly driven by higher zinc LME prices (up 31%) and a substantial increase in by-products contribution of approximately US$99 million, supported by sharply higher silver prices. The LBMA silver price averaged US$73/oz in 2Q26, up 117% from US$34/oz in 2Q25 – the largest year-over-year price move across our metal portfolio. These positive impacts were partially offset by lower smelting sales volume and lower copper sales volume, despite copper LME prices up 40%. The 2% quarter-over-quarter increase reflects the continued strength in metal prices, particularly for zinc and copper, combined with higher mining volumes, translating into a by-products contribution increase of approximately US$55 million, partially offset by lower smelting sales volume.

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In 1H26, net revenues reached US$1.8 billion, up 34% compared to the same period a year ago, driven by higher zinc prices, stronger by-products contribution, and higher smelting sales volume, which were partially offset mainly by lower copper sales volume.

Detailed segment performance is discussed in the “Mining Operational Performance” and “Smelting Operational Performance” sections. For a broader view on metal prices, refer to the “Market Scenario” section.

Cost of Sales

In 2Q26, cost of sales amounted to US$651 million, up 13% year-over-year and 6% quarter-over-quarter. This performance was primarily driven by increased raw material costs in our smelting segment reflecting higher zinc LME prices, higher mining sales volumes, particularly at the Cerro Pasco Complex, together with higher energy and personnel expenses at our smelting operations, and on a yearly basis, increased maintenance and third-party services expenses in our Peruvian mines. Costs were further impacted by higher workers’ participation bonuses in Peru, reflecting a higher taxable income base, and by the unfavorable impact of BRL appreciation on our USD-reported costs at Brazilian operations. These effects were partially offset by lower smelting sales volume, consumption of calcine inventory carried at lower unit costs at Cajamarquilla and Três Marias, a higher share of zinc concentrate sourced from our own mines, and on a quarterly basis, lower maintenance and third-party expenses at our Peruvian mining operations.

In 1H26, cost of sales was US$1,267 million, up 18% compared to the same period a year ago. The increase was primarily driven by higher raw material costs at our smelters, reflecting higher zinc LME prices, higher operating costs, mainly maintenance, rental and leasing expenses at Cerro Lindo and El Porvenir, and higher personnel expenses at our smelters operations. Costs were also impacted by higher workers’ participation bonuses in Peru, reflecting a higher taxable income base, higher smelting sales volume, and unfavorable foreign exchange variations, mainly at our Brazilian operations. These effects were partially offset by consumption of calcine inventory carried at lower unit costs, and a higher share of zinc concentrate sourced from our own mines, particularly from Aripuanã.

Mineral Exploration, Project Evaluation, and Other Expenses

In 2Q26, we invested US$17 million in exploration and project evaluation, flat compared to 2Q25, and 5% above the US$16 million recorded in 1Q26, reflecting the increased pace of drilling execution across the portfolio, consistent with the normal annual phasing of exploration activities. We additionally allocated US$3 million to technology and community initiatives.

In 1H26, total exploration and project evaluation investments amounted to US$33 million, a 1% increase compared to US$32 million in 1H25. Total investments for the first half of 2026 represent approximately 38% of full-year guidance, broadly consistent with the typical first-half pace for exploration and project evaluation investments.

We reaffirm 2026 guidance for exploration, project evaluation, and other expenses as previously disclosed in our February 6, 2026 press release. Disbursements are expected to weight toward 2H26 as drilling programs at Vazante, Aripuanã, and the Cerro Pasco Complex advance.

Drilling Execution: During the quarter, we executed 16,893 meters of exploration drilling and 45,045 meters of mine infill drilling across our operating assets. During the first six months of the year, cumulative exploration drilling amounted to 24,339 meters, while mine infill drilling reached 99,116 meters.

We remain committed to replacing and expanding our mineral inventory, with infill drilling campaigns supporting resource classification upgrades across our key operations. These strategic investments are directed towards advancing our long-term resource development pipeline. Additional details on our exploration activities and results are available in our 1H26 Exploration Report published on July 28, 2026.

US$ million	2Q26	1H26	Guidance 2026
Exploration	13.3	27	68
Mineral Exploration	8.7	18	49
Mineral rights	0.6	2	8
Sustaining (mine development)	4.0	8	11

Project Evaluation	3.3	5	18

Exploration & Project Evaluation	16.7	33	86

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US$ million	2Q26	1H26	Guidance 2026

Other	3.1	4	16
Technology	1.1	1	5
Communities	1.9	3	11

Note: Exploration and project evaluation expenses consider several stages of development, from mineral potential definition, R&D, and subsequent scoping and pre-feasibility studies (FEL1 and FEL2).

SG&A

In 2Q26, SG&A expenses totaled US$43 million, up 32% year-over-year, reflecting higher workers’ participation expenses, which increase with taxable income, higher third-party services expenses related to legal, commercial, and marketing activities, and unfavorable foreign exchange variations from BRL appreciation at our Brazilian operations. Sequentially, SG&A increased 6% compared to 1Q26, mainly reflecting higher workers’ participation expenses, partially offset by lower third-party services expenses.

In 1H26, SG&A expenses amounted to US$84 million, up 23% compared to 1H25, driven by higher workers’ participation expenses, together with increased personnel and third-party services expenses related to legal, commercial, logistics and marketing activities, as well as unfavorable foreign exchange variations at our Brazilian operations. SG&A as a percentage of consolidated net revenues in 1H26 was 4.7%, down from 5.1% in 1H25, as consolidated net revenues increased 34% year-over-year, outpacing the 23% increase in SG&A.

Net financial results

Net financial results in 2Q26 amounted to a loss of US$8 million compared to a loss of US$10 million in 1Q26. This improvement was primarily driven by higher financial income resulting from the reversal of interest previously accrued on uncertain tax positions under the Nexa Peru Cerro Lindo Tax Stability Agreement for the 2016 and 2017 tax years, following the tax settlement payment made during the quarter. This positive impact was partially offset by lower foreign exchange gains and higher financial expenses, mainly reflecting an increase in provisions for interest on uncertain tax positions.

Foreign exchange results represented a gain of US$8 million in 2Q26, reflecting the 1% appreciation of the Brazilian real against the U.S. dollar1, compared to a foreign exchange gain of US$23 million in 1Q26, a US$15 million swing.

Excluding foreign exchange effects, net financial results amounted to a loss of US$16 million in the quarter, compared to a loss of US$34 million in the previous quarter – an improvement of US$18 million, primarily reflecting the reversal of interest previously accrued on uncertain tax positions described above.

For further information on uncertain tax positions, refer to the “Others – Summary of Uncertain Tax Positions on Income Tax” section.

US$ million	2Q26	1Q26	2Q25	1H26	1H25
Financial income	39.6	9.3	6.1	48.9	14.9
Financial expenses	(60.5)	(54.9)	(73.3)	(115.4)	(128.5)
Other financial items, net	13.1	35.4	39.3	48.4	85.1
Foreign exchange gain (loss)	7.9	23.2	31.3	31.1	76.1

Net financial result	(7.8)	(10.3)	(27.9)	(18.1)	(28.5)
Net financial result excluding FX	(15.8)	(33.5)	(59.1)	(49.3)	(104.6)

Net Income (Loss)

In 2Q26, net income amounted to US$98 million, compared to US$118 million in 1Q26 (-17%) and US$13 million in 2Q25 (+636%). In 1H26, net income totaled US$216 million, compared to US$42 million in 1H25.

1 In 2Q26, the Brazilian real / U.S. dollar (end of period) exchange rate was R$5.176 compared to R$5.219 in 1Q26.

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Net income attributable to Nexa’s shareholders was US$69 million in 2Q26, bringing the total for the first six months of 2026 to US$158 million. This resulted in a basic and diluted earnings per share of US$0.52 in the quarter and US$1.19 in 1H26.

The quarter-over-quarter decline was primarily driven by lower operating income reflecting a decrease in gross profit; a higher negative impact from fair value changes of Aripuanã’s copper offtake agreement within Other income and expenses; and increased mineral exploration and project evaluation expenses. These negative items were partially offset by lower income tax expenses and a smaller loss in net financial results.

The year-over-year increase from US$13 million reflects substantially higher operating income, supported mainly by stronger realized prices across our entire metal portfolio.

Adjusted net income for the quarter was US$122 million, amounting to US$237 million in 1H26, excluding miscellaneous adjustments as detailed in the Net Income (Loss) reconciliation to Adjusted EBITDA section. On an attributable basis, this resulted in an adjusted net income of US$84 million in 2Q26 and US$173 million in 1H26, corresponding to adjusted basic and diluted earnings per share of US$0.64 in the quarter and US$1.31 in 1H26.

US$ million (except where otherwise indicated)	2Q26	1Q26	2Q25	1H26	1H25
Net Income	97.9	118.1	13.3	215.9	42.0
Attributable to Nexa's shareholders	68.6	89.3	1.1	157.9	12.9
Attributable to non-controlling interests	29.3	28.7	12.2	58.0	29.1
Basic and diluted earnings per share	0.52	0.67	0.01	1.19	0.10

Miscellaneous adjustments (1)	24.3	(2.9)	24.1	21.3	29.6
Attributable to Nexa's shareholders	15.9	(0.7)	13.9	15.2	23.4
Attributable to non-controlling interests	8.4	(2.2)	10.2	6.1	6.2
Basic and diluted miscellaneous adjustments per share	0.12	(0.01)	0.10	0.11	0.18

Adjusted net income	122.1	115.1	37.4	237.3	71.6
Attributable to Nexa's shareholders	84.5	88.6	15.0	173.1	36.3
Attributable to non-controlling interests	37.7	26.5	22.5	64.2	35.2
Weighted average number of outstanding shares - in thousand	132,439	132,439	132,439	132,439	132,439
Adjusted basic and diluted earnings per share	0.64	0.67	0.11	1.31	0.27

(1) Miscellaneous adjustments include: (i) Changes in fair value of offtake agreement; (ii) Impairment loss (reversal) of long-lived assets; (iii) Loss (gain) on sale and write-off of property, plant and equipment; (iv) Remeasurement in estimates of asset retirement obligations; (v) Energy forward contracts; (vi) Other restoration obligations; (vii) Dividends received in cash; and (viii) Remeasurement adjustment of streaming agreement.

Net Income (Loss) reconciliation to Adjusted EBITDA

US$ million	2Q26	1Q26	2Q25	1H26	1H25
Net Income	97.9	118.1	13.3	215.9	42.0
Depreciation and amortization	86.3	77.4	76.6	163.7	142.4
Share in the results of associates	(6.2)	(6.1)	(4.4)	(12.3)	(9.3)
Net financial results	7.8	10.3	27.9	18.1	28.5
Income tax expense	75.8	85.9	23.2	161.8	52.7
EBITDA	261.7	285.6	136.5	547.2	256.3
Changes in fair value of offtake agreement (2)	10.4	2.2	2.4	12.6	12.8
Impairment loss (reversal) of long-lived assets (3)	0.5	(1.4)	2.0	(0.8)	2.3
Loss (gain) on sale and write-off of property, plant and equipment (4)	1.6	1.1	(0.4)	2.7	(0.3)
Remeasurement in estimates of asset retirement obligations (5)	0.9	(3.8)	6.9	(2.9)	7.7
Energy forward contracts (6)	(0.4)	(1.0)	3.1	(1.4)	(3.1)
Other restoration obligations (7)	-	-	0.2	-	0.1

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US$ million	2Q26	1Q26	2Q25	1H26	1H25
Dividends received in cash (8)	11.2	-	10.1	11.2	10.1
Adjusted EBITDA (1)	285.9	282.6	160.6	568.5	285.8

(1) Adjusted EBITDA excludes the items presented above in the “Net Income (Loss) reconciliation to Adjusted EBITDA.” For details on segment definition and accounting policy, please refer to explanatory note 2 in the Financial Statements.

(2) Non-cash adjustment: Derivative financial instrument related to the “Offtake agreement”.

(3) Non-cash adjustment: Cash generating unit and individual PP&E assets impairment loss (reversal). Please refer to “Others – Impairment” section in this Earnings Release for further details.

(4) Non-cash adjustment: Results from sale and disposal of certain non-current assets.

(5) Non-cash adjustment: Asset retirement obligation remeasurement of discount rate and updated studies that are not subject to capitalization.

(6) Non-cash adjustment: The fair value adjustment of the energy surplus resulting from electric energy purchase contracts of our subsidiary, Pollarix and Nexa Energy.

(7) Non-cash adjustment: Expenses related to the remeasurement of provision related to estimated costs of anticipated additional obligations in relation to certain inactive industrial waste containment structures in Brazil that have been closed for more than 20 years and that do not contain mining tailings, water or liquid waste.

(8) Amount in cash dividend received from associates (currently, Enercan is our only associate), as our management considers this dividend part of the analysis of our energy costs.

Adjusted EBITDA

In 2Q26, Adjusted EBITDA totaled US$286 million, up 78% from US$161 million in 2Q25. The net improvement was primarily driven by (i) a higher by-products contribution of US$99 million, primarily reflecting stronger realized prices for silver, gold, copper, copper cement and sulfuric acid, combined with higher sales volumes for silver concentrate and sulfuric acid, partially offset by mark-to-market (“MTM”) adjustments on silver prices and lower copper sales volume; (ii) a positive net price effect of US$46 million from higher zinc prices; (iii) US$12 million in lower operating costs and G&A, mainly from the consumption of calcine inventory carried at lower unit costs at Cajamarquilla and a higher share of zinc concentrate sourced from our own mines; and (iv) a US$2 million positive impact from other variations, mainly reflecting the insurance recovery related to the December 2024 Juiz de Fora fire incident. These positive impacts were partially offset by (v) an unfavorable foreign exchange impact of US$22 million from BRL appreciation at our Brazilian operations; (vi) US$11 million decline from lower smelting sales volume, particularly at Cajamarquilla following the May 2026 fire incident, partially offset by improved performance at our Brazilian operations; and (vii) a US$1 million negative impact from higher mineral exploration and project evaluation expenses.

Compared to 1Q26, Adjusted EBITDA increased by 1%. This slight improvement was mainly attributed to (i) US$67 million in lower operating costs and G&A, primarily reflecting lower raw material costs in the smelting segment, reflecting the consumption of calcine inventory carried at lower unit costs at Cajamarquilla and Três Marias, a higher share of zinc concentrate sourced from our own mines, and lower maintenance expenses at our Peruvian mining operations; (ii) a US$15 million positive impact from other variations, mainly from higher cash dividend received from Enercan and the insurance recovery related to the December 2024 Juiz de Fora fire incident; and (iii) a positive net price effect of US$8 million from higher zinc prices. These positive effects were partially offset by (iv) a lower by-products contribution of US$55 million, reflecting the negative impact from MTM adjustments on silver, copper and lead prices, along with lower silver and gold prices; (v) US$21 million from lower smelting sales volume at Cajamarquilla and Três Marias; (vi) an unfavorable foreign exchange impact of US$6 million from BRL appreciation at our Brazilian operations; and (vii) a US$5 million negative impact from higher mineral exploration and project evaluation expenses.

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Cash flows

US$ million	2Q26	1Q26	2Q25	1H26	1H25
Operating cash flow before working capital	286.3	308.0	175.1	594.3	340.2
Working Capital and other variations (“Variations in operating assets and liabilities”)	(82.2)	(282.7)	3.8	(364.9)	(270.4)
Net cash flows provided by (used in):
Operating activities	111.2	(55.6)	101.3	55.7	(83.3)
Investing activities	(80.0)	(69.8)	(72.5)	(149.8)	(104.2)
Financing activities	(38.8)	(6.1)	(14.2)	(44.9)	(27.8)
Foreign exchange effects on cash and cash equivalents	(2.7)	5.7	2.9	2.9	7.2
Increase (decrease) in cash and cash eq.	(10.3)	(125.8)	17.5	(136.1)	(208.2)
Cash and cash eq. at the beginning of the period	390.1	515.9	394.8	515.9	620.5
Cash and cash eq. at the end of the period (1)	379.7	390.1	412.3	379.7	412.3

(1) Does not include financial investments.

Note: For further details please refer to “Consolidated statement of cash flows” in the Financial Statements.

In 2Q26, operating cash flow before working capital variations totaled US$286 million. Working capital and other variations had a negative impact of US$82 million, primarily due to (i) a combined US$116 million negative impact from an increase in other assets and a decrease in other liabilities, reflecting the US$131 million in tax settlement payment made following the final rulings issued by Peru’s tax authority (“SUNAT”) in May 2026, related to fiscal years 2016 and 2017 under the Cerro Lindo Tax Stability Agreement; partially offset by US$15 million primarily reflecting the positive impact from the recognition of VAT tax credits in Peru and utilization of tax credits to settle tax-related installments in Brazil; (ii) a US$47 million increase in inventories, mainly in raw materials and semi-finished products at Cajamarquilla, reflecting concentrate deliveries and cathode inventory that were not processed during the production stoppage following the May 2026 fire incident, which positions the smelter to recover production and sales levels in 2H26; and (iii) a US$36 million decrease in confirming payables, mainly due to settlements under supplier financing arrangements exceeding the volume of new transactions. These negative impacts were partially offset by (iv) a US$64 million decrease in trade accounts receivables, supported by the collection of outstanding receivables; and (v) a US$55 million increase in trade payables, reflecting higher supplier balances associated with ongoing projects. After interest payments of US$49 million and tax payments of US$44 million, net cash provided by operating activities amounted to US$111 million. For further information on uncertain tax positions, refer to the “Others – Summary of Uncertain Tax Positions on Income Tax” section.

Net cash used in investing activities amounted to US$80 million in 2Q26, primarily including US$92 million in CapEx (on a cash basis), partially offset by US$11 million in dividends received by Pollarix from Enercan.

Net cash used in financing activities in the quarter totaled US$39 million, primarily due to US$23 million in payments of loans and financing, and lease liabilities, along with US$15 million in dividends paid to the non-controlling interests (in Pollarix).

Foreign exchange effects on cash and cash equivalents had a negative impact of US$3 million.

As a result, cash and cash equivalents (excluding financial investments) decreased by US$10 million, totaling US$380 million at the end of the quarter.

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Liquidity and Indebtedness

On June 30, 2026, Nexa’s gross debt2 amounted to US$1,750 million, 1% lower compared to the balance on March 31, 2026, mainly reflecting higher interest paid on loans and financing, partially offset by unfavorable foreign exchange translation on BRL-denominated debt resulting from the 1% end-of-period appreciation of the Brazilian reals against the U.S. dollar.

At the end of the period, the total debt portfolio carried an average maturity of 7.0 years and an average interest rate of 6.22% at quarter-end. Near-term refinancing exposure is limited, with only 8% of debt (US$133 million) maturing through end-2027 against quarter-end available liquidity of US$707 million (US$387 million cash plus US$320 million undrawn RCF). Of total debt, 82% (US$1,435 million) was denominated in U.S. dollars and 18% (US$315 million) in Brazilian reais.

As of June 30, 2026, our total liquidity (“cash and cash equivalents and financial investments”) stood at US$387 million, down 2% from March 31, 2026. This decrease was mainly driven by a US$85 million operating working capital and other variations outflow during the quarter, partially offset by the sequentially strong operating cash flow.

Including our undrawn US$320 million sustainability-linked revolving credit facility, total available liquidity at quarter-end was US$707 million. Excluding the RCF, cash on hand alone is sufficient to cover all scheduled debt maturities through approximately 3 years.

At quarter end, Nexa’s net debt3 totaled US$1,476 million compared to US$1,481 million at the end of 1Q26. As a result, the leverage ratio improved to 1.40x, from 1.59x at the end of 1Q26, driven by stronger LTM Adjusted EBITDA and a slight decrease in net debt.

US$ million (except where otherwise indicated)	Jun 30, 2026	Mar 31, 2026	Jun 30, 2025
Gross Debt	1,750.3	1,768.1	1,819.6
Average cost of debt (%)	6.22%	6.27%	6.30%
Average maturity (yrs)	7.0	7.2	7.7
Liquidity (1)	386.8	396.0	417.7

2 Loans and financings (“gross debt”).

3 Net Debt, as defined as, Gross debt (US$1,750 million) minus cash and cash equivalents (US$380 million), minus financial investments (US$7 million), minus negative derivatives (US$20 million), plus Lease Liabilities (US$133 million). It does not include the financial instrument related to the offtake agreement

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US$ million (except where otherwise indicated)	Jun 30, 2026	Mar 31, 2026	Jun 30, 2025
Net debt	1,476.5	1,481.5	1,515.1
LTM Adjusted EBITDA	1,054.8	929.5	665.4
Leverage (Net debt/LTM Adj. EBITDA) (x)	1.40x	1.59x	2.28x

(1) Cash and cash equivalents and financial investments.

In addition to continuing to assess short-term and mid-term commodities prices, management continuously reviews Nexa’s capital structure, financial position, and the cost and maturity profile of our debt. Actions to improve the quantum and profile of outstanding debt, focusing on extending maturity, reducing average cost of debt and assessing financing alternatives, continue to be evaluated.

Credit Ratings

In June 2026, S&P Global Ratings affirmed Nexa Resources S.A.'s 'BBB-' long-term and 'A-3' short-term issuer credit ratings, as well as the 'BBB-' senior unsecured issue rating, with a 'Stable' outlook. The affirmation reflects S&P's view that Nexa will continue to benefit from potential extraordinary support from its parent, Votorantim S.A. (BBB/Stable), given its highly strategic status within the group and an expected larger contribution to Votorantim's consolidated EBITDA — projected at approximately 35% in 2026, similar to 2025, and up from 28% in 2024 and 20% in 2023 — supported by stronger profitability, operational developments, and the ramp-up of Aripuanã toward nominal capacity in 2H26. The stand-alone credit profile (SACP) of 'bb' incorporates S&P's expectation that Nexa will continue to allocate excess cash to debt reduction, improving adjusted debt-to-EBITDA to 1.8x by year-end 2026 and further to 1.0x–1.5x thereafter, underpinned by higher mining and smelting volumes, cost discipline, and a constructive metal price environment.

On July 3, 2026, S&P placed Nexa Resources' 'BBB-' issuer credit rating and senior unsecured rating on CreditWatch with negative implications, following the July 2, 2026, announcements confirming ongoing discussions between Votorantim S.A. and Boliden regarding a potential acquisition of Votorantim's controlling stake in Nexa. Nexa's ratings from Fitch Ratings and Moody's remain unchanged.

S&P indicated that the action reflects the potential change of control rather than Nexa's operating or financial performance and stated its intention to resolve the CreditWatch upon the conclusion of the potential transaction.

Potential Change in Controlling Shareholder

On July 2, 2026, Nexa announced that it had been advised of discussions between Votorantim S.A. and Boliden AB regarding a potential acquisition of Votorantim S.A.'s controlling interest in the Company. As of the date of this release, whether any agreements, including any agreements involving the Company, will be entered into in connection with a potential transaction, and the timing and terms of any such agreements remain uncertain.

Capital Expenditures (“CAPEX”)

Nexa reaffirms its 2026 Capex guidance of US$381 million, as disclosed in our press release dated February 6, 2026.

In 2Q26, Nexa invested US$89 million, bringing the total amount invested in the first six months of 2026 to US$160 million, representing approximately 42% of full-year guidance. The appreciation of the Brazilian real against the U.S. dollar had a negative translation impact of approximately US$3 million on BRL-denominated CapEx during the quarter, totaling US$4 million in the first half of the year.

Disbursements are expected to weight toward the upcoming quarters, consistent with project execution schedules at Cerro Pasco Phase I Integration Project, the dry stacking capacity increase at Aripuanã, mine development at multiple operations, and overall sustaining expenditures.

Sustaining investments of US$28 million were directed toward equipment replacement and other operational maintenance across the asset base, amounting to US$44 million in 1H26.

Mine development investments reached US$39 million in the quarter, related to underground access and orebody preparation required to sustain production capacity, improve mine flexibility, and ensure safe operating conditions. Investment was concentrated at Aripuanã, where mine development is being accelerated ahead of the production uplift expected in 2H26 following the start-up of the fourth tailings filter. Total mine development investments for the first half of the year reached US$72 million.

Tailings Storage Facilities (“TSF”) investments totaled US$21 million in the quarter and US$43 million in 1H26. Of this, the Cerro Pasco Phase I Integration Project, focused on the tailings pumping system, represented US$9 million in the quarter and US$17 million in 1H26, in line with the project execution plan.

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US$ million	2Q26	1H26	Guidance 2026
Non-Expansion	92.9	166.1	375
Sustaining	28.0	44.3	129
Mine Development	38.9	72.0	122
Tailings Storage Facilities ("TSF")	21.4	42.7	89
HS&E	4.5	6.8	27
Others (1)	0.1	0.3	8

Expansion projects	0.0	0.1	5

Reconciliation to Financial Statements (2)	(4.2)	(5.8)	-

TOTAL	88.7	160.4	381

(1) Modernization, innovation, energy and other investments.

(2) Comprises capitalized interest, advance payments for imported materials, tax credits and differences between accrual and cash basis accounting, which reconcile capital expenditures presented in this release to the amounts reported in our condensed consolidated interim financial statements.

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Mining Operational Performance

Consolidated	2Q26	1Q26	2Q25	∆ YoY	∆ QoQ	1H26	1H25	∆ YoY
Treated Ore (kt)	3,227	2,906	3,285	(1.8%)	11.1%	6,132	6,333	(3.2%)
Grade
Zinc (%)	2.86	3.28	2.64	0.22 p.p.	(0.42 p.p.)	3.06	2.63	0.43 p.p.
Copper (%)	0.27	0.29	0.36	(0.09 p.p.)	(0.02 p.p.)	0.28	0.35	(0.07 p.p.)
Lead (%)	0.63	0.66	0.59	0.05 p.p.	(0.03 p.p.)	0.65	0.56	0.09 p.p.
Silver (oz/t)	1.10	1.06	1.07	2.7%	4.0%	1.08	1.06	1.9%
Gold (oz/t)	0.006	0.005	0.005	9.7%	18.2%	0.005	0.005	1.3%
Production | metal contained
Zinc (kt)	79.3	79.4	73.5	7.9%	(0.1%)	158.7	140.9	12.6%
Copper (kt)	6.3	6.4	9.1	(31.1%)	(1.9%)	12.7	16.7	(24.2%)
Lead (kt)	15.5	15.1	15.2	1.9%	2.5%	30.6	27.9	9.8%
Silver (mmoz)	2.7	2.3	2.7	0.7%	16.6%	5.0	5.1	(1.0%)
Gold (koz)	9.3	7.3	8.9	3.7%	27.2%	16.5	17.3	(4.1%)
Zinc Equivalent (kt) (1)	147.0	141.6	163.7	(10.2%)	3.8%	288.6	309.5	(6.7%)

(1) Consolidated mining production in kt of zinc equivalent is calculated by converting copper, lead, silver, and gold contents to a zinc equivalent grade, assuming 2025 LME/LBMA average metal prices: Zn: US$1.30/lb; Cu: US$4.51/lb; Pb: US$0.89/lb; Ag: US$40.0/oz; Au: US$3,432/oz.

Operational Summary

Mining performance in 2Q26 reflected a transition quarter, as the temporary constraints experienced at our Peruvian operations in 1Q26 were addressed and operating conditions progressively normalized. With processing rates continuing to stabilize at Aripuanã, operational improvement initiatives advancing at Vazante and Cerro Lindo, and primary mine development recovering at El Porvenir, Nexa is well positioned to deliver stronger mining performance in the second half of the year and our full-year consolidated production guidance remains unchanged.

Second Quarter 2026 vs. Second Quarter 2025

Treated ore volume decreased 2% year-over-year to 3,227kt. Zinc head grade rose 0.22 p.p. to 2.86%, more than offsetting the lower throughput and increasing zinc production 8% year-over-year to 79kt. Lead production climbed 2% to 15kt, also supported by higher grades. Copper production fell 31% to 6.3kt, reflecting lower head grades at Cerro Lindo and Aripuanã. Silver production rose 1% to 2.7 MMoz and gold increased 4% to 9.3koz. Zinc equivalent production totaled 147kt, down 10% year-over-year at constant 2025 prices.

Sequential Performance (2Q26 vs. 1Q26)

Operational performance strengthened compared to the prior quarter. Zinc equivalent production grew 4% quarter-over-quarter to 147kt, reflecting both higher treated ore volumes (+11%) and higher precious metals grades, while zinc head grade declined 0.42 p.p. and copper and lead grades fell modestly. The recovery was concentrated at our Peruvian operations following the disruptions experienced in the previous quarter and was partially offset by a transitional quarter at Aripuanã, where zinc head grade declined 1.50 p.p. alongside the commissioning and start-up of the fourth tailings filter alongside the scheduled ball mill liner replacement.

2026 First Half Overview

During the first half of the year, operational performance remained resilient despite temporary operational constraints in 1Q26. Zinc production totaled 159kt, increasing 13% compared to the same period a year ago, while lead production rose 10%, both supported by higher average grades. Zinc equivalent production declined 7% to 289kt, primarily reflecting lower treated ore volumes (-3%) and reduced copper grades, partially offset by stronger grades across all other metals.

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Cerro Lindo, Peru

Cerro Lindo	2Q26	1Q26	2Q25	∆ YoY	∆ QoQ	1H26	1H25	∆ YoY
Treated Ore (kt)	1,473	1,363	1,630	(9.6%)	8.1%	2,836	3,128	(9.3%)
Grade
Zinc (%)	1.64	1.78	1.60	0.05 p.p.	(0.13 p.p.)	1.71	1.46	0.25 p.p.
Copper (%)	0.40	0.47	0.52	(0.13 p.p.)	(0.07 p.p.)	0.43	0.52	(0.09 p.p.)
Lead (%)	0.25	0.25	0.22	0.03 p.p.	0.00 p.p.	0.25	0.21	0.04 p.p.
Silver (oz/t)	0.81	0.75	0.78	2.7%	8.0%	0.78	0.78	(0.5%)
Gold (oz/t)	0.001	0.002	0.002	(11.6%)	(9.8%)	0.001	0.002	(12.1%)
Production | metal contained
Zinc (kt)	21.9	21.6	23.3	(6.1%)	1.3%	43.5	40.3	7.9%
Copper (kt)	4.9	5.3	7.2	(32.4%)	(8.8%)	10.2	13.6	(24.7%)
Lead (kt)	2.7	2.4	2.5	9.0%	15.4%	5.1	4.6	12.2%
Silver (koz)	923	762	947	(2.5%)	21.2%	1,685	1,798	(6.3%)
Gold (koz)	0.6	0.8	1.0	(38.8%)	(22.1%)	1.3	2.1	(35.7%)
Costs (1)
Cost ROM (US$/t)	43.0	47.2	37.9	13.3%	(8.9%)	45.0	39.2	14.7%
Cash cost (US$/lb)	(0.94)	(1.30)	(0.61)	53.0%	(27.7%)	(1.11)	(0.52)	112.5%

(1) Our Cost ROM is measured against treated ore volume. Our cash cost net of by-products credits is measured against zinc sold per mine. Refer to “Use of Non-IFRS Financial Measures” for further information. For a cash cost reconciliation to COGS, please refer to our Results Spreadsheet available at our website.

In 2Q26, treated ore volume totaled 1,473kt, down 10% year-over-year and up 8% quarter-over-quarter. The year-over-year decline was mainly attributed to temporary geotechnical restrictions and a delay in the start-up of the block caving operation. The sequential increase mainly reflects the normalization of mining activities following the heavy rainfall-related disruption experienced in 1Q26.

The average zinc head grade of 1.64% rose 0.05 p.p. year-over-year and fell 0.13 p.p. quarter-over-quarter. Zinc production reached 22kt, decreasing 6% year-over-year, primarily attributed to lower throughput, partially offset by higher grades. On a quarter-over-quarter basis, zinc production remained broadly in line, with lower head grades offsetting higher throughput.

Copper production totaled 4.9kt, down 32% year-over-year and 9% quarter-over-quarter, reflecting lower grades in both comparisons. Lead production reached 2.7kt, up 9% year-over-year, supported by higher grades that more than offset lower throughput, and up 15% quarter-over-quarter due to higher treated ore volumes.

Silver production totaled 923koz, down 2% year-over-year, as higher head grades of 0.81 oz/t (up 3%) were more than offset by lower throughput. On a quarter-over-quarter basis, silver production rose 21%, supported by higher grades (up 8%), increased treated ore volumes, and higher metal recovery.

In the first six months of 2026, zinc production totaled 43kt, up 8% compared to the same period a year ago. Copper output declined by 25% to 10kt, lead production increased 12% to 5.1kt, while silver production totaled 1,685koz, down 6%.

Effective July 2026, Cerro Lindo started block caving operations in an initial sector of the mine. Block caving is a large-scale underground method in which the base of an extensive ore column is undercut, allowing gravity and induced rock stresses to fracture the ore, which is then drawn down in a controlled manner to drawpoints on the extraction level below. Unlike sublevel stoping, block caving does not rely on continuous drilling and blasting and requires less explosive energy and water than conventional underground mining, which is expected to support lower unit costs and improved operating efficiency as we expand into new block caving areas. Implementation is supported by teleoperated scoop trams, real-time geotechnical instrumentation, and microseismic monitoring, which reduce personnel exposure in production and caving zones. As the transition took effect after the close of the quarter, block caving is not reflected in 2Q26 treated ore volumes or grades.

El Porvenir, Peru

El Porvenir	2Q26	1Q26	2Q25	∆ YoY	∆ QoQ	1H26	1H25	∆ YoY
Treated Ore (kt)	553	418	537	2.9%	32.2%	971	1,045	(7.1%)

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El Porvenir	2Q26	1Q26	2Q25	∆ YoY	∆ QoQ	1H26	1H25	∆ YoY
Grade
Zinc (%)	2.70	2.72	2.86	(0.16 p.p.)	(0.03 p.p.)	2.71	2.75	(0.05 p.p.)
Copper (%)	0.16	0.15	0.16	0.00 p.p.	0.01 p.p.	0.15	0.16	(0.01 p.p.)
Lead (%)	1.30	1.40	1.52	(0.22 p.p.)	(0.10 p.p.)	1.35	1.43	(0.08 p.p.)
Silver (oz/t)	2.45	2.51	2.53	(3.2%)	(2.3%)	2.48	2.45	1.3%
Gold (oz/t)	0.010	0.009	0.009	3.8%	12.9%	0.009	0.009	0.9%
Production | metal contained
Zinc (kt)	13.1	10.0	13.6	(3.7%)	31.3%	23.0	25.4	(9.6%)
Copper (kt)	0.1	0.0	0.1	6.7%	98.4%	0.1	0.2	(23.2%)
Lead (kt)	6.1	5.0	7.0	(12.4%)	23.2%	11.1	12.8	(13.2%)
Silver (koz)	1,146	884	1,161	(1.3%)	29.7%	2,030	2,186	(7.2%)
Gold (koz)	2.0	1.3	2.0	2.5%	58.0%	3.3	3.8	(12.1%)
Costs (1)
Cost ROM (US$/t)	68.7	66.8	63.3	8.5%	2.8%	67.9	62.4	8.8%
Cash cost (US$/lb)	(1.21)	(1.35)	(0.39)	210.6%	(10.4%)	(1.27)	(0.25)	404.5%

(1) Our Cost ROM is measured against treated ore volume. Our cash cost net of by-products credits is measured against zinc sold per mine. Refer to “Use of Non-IFRS Financial Measures” for further information. For a cash cost reconciliation to COGS, please refer to our Results Spreadsheet available at our website.

In 2Q26, treated ore volume reached 553kt, increasing 3% year-over-year and 32% quarter-over-quarter, mainly reflecting the normalization of ore delivery to the processing plant following the hoisting system outage at the main production shaft experienced in 1Q26.

The average zinc head grade of 2.70% fell 0.16 p.p. year-over-year and 0.03 p.p. quarter-over-quarter, reflecting reduced access to higher-grade areas due to lower primary mine development rates. Grades are expected to improve in the second half of the year as development advances and mining progress into higher-grade zones.

Zinc production totaled 13kt, declining 4% year-over-year as the increase in throughput was not enough to offset the grade decline, and increasing 31% quarter-over-quarter, as higher treated ore volumes more than offset slightly lower grades.

Lead grade declined 0.22 p.p. year-over-year and 0.10 p.p. quarter-over-quarter to 1.30%, and silver grade fell 3% year-over-year and 2% quarter-over-quarter to 2.45 oz/t. Lower grades drove year-over-year declines of 12% in lead production and 1% in silver production. On a quarter-over-quarter basis, lead and silver production increased 23% and 30%, respectively, driven by higher throughput.

In the first six months of 2026, zinc production totaled 23kt, down by 10% compared to the same period a year ago, while lead output declined 13% to 11kt, both driven by lower throughput and lower average grades. Silver production decreased 7% to 2,030koz.

Forward outlook: With the shaft constraint addressed and primary mine development recovering, El Porvenir is well-positioned to increase its by-products (lead, silver and copper) production in 2H26, supported by higher expected head grades.

Atacocha, Peru

Atacocha	2Q26	1Q26	2Q25	∆ YoY	∆ QoQ	1H26	1H25	∆ YoY
Treated Ore (kt)	364	280	383	(5.0%)	30.0%	645	695	(7.3%)
Grade
Zinc (%)	1.03	0.99	0.98	0.05 p.p.	0.04 p.p.	1.01	0.98	0.03 p.p.
Lead (%)	1.24	1.25	1.03	0.22 p.p.	(0.00 p.p.)	1.25	0.96	0.29 p.p.
Silver (oz/t)	1.05	1.02	0.97	8.2%	2.4%	1.04	0.91	13.6%
Gold (oz/t)	0.010	0.011	0.011	(9.1%)	(3.0%)	0.010	0.011	(7.1%)
Production | metal contained
Zinc (kt)	3.0	2.2	3.1	(4.2%)	34.5%	5.2	5.6	(7.5%)

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Atacocha	2Q26	1Q26	2Q25	∆ YoY	∆ QoQ	1H26	1H25	∆ YoY
Lead (kt)	3.9	3.0	3.4	14.7%	29.7%	6.9	5.7	20.8%
Silver (koz)	322	241	308	4.4%	33.5%	563	515	9.4%
Gold (koz)	2.1	1.7	2.6	(16.6%)	25.4%	3.8	4.6	(16.1%)
Costs (1)
Cost ROM (US$/t)	35.2	37.6	34.6	1.8%	(6.4%)	36.3	37.0	(1.9%)
Cash cost (US$/lb)	(2.72)	(4.24)	(0.87)	212.7%	(35.9%)	(3.36)	(0.66)	408.3%

(1) Our Cost ROM is measured against treated ore volume. Our cash cost net of by-products credits is measured against zinc sold per mine. Refer to “Use of Non-IFRS Financial Measures” for further information. For a cash cost reconciliation to COGS, please refer to our Results Spreadsheet available at our website.

In 2Q26, treated ore volumes totaled 364kt, declining 5% year-over-year, reflecting higher moisture content in ore stockpiles, and increasing 30% quarter-over-quarter, following the resumption of normal operations after the one-month blockade experienced in 1Q26.

Zinc head grade rose 0.05 p.p. year-over-year and 0.04 p.p. quarter-over-quarter to 1.03%. Zinc production totaled 3.0kt, down 4% year-over-year, as lower throughput more than offset higher grades, and up 35% quarter-over-quarter, reflecting the combination of higher grades and increased treated ore volumes.

Lead grade rose 0.22 p.p. year-over-year to 1.24%, supporting a 15% increase in lead production to 3.9kt despite lower throughput. On a quarter-over-quarter basis, lead production rose 30%, driven by higher treated ore volumes.

Silver grade rose 8% year-over-year to 1.05 oz/t, supporting a 4% year-over-year increase in silver production to 322koz despite lower throughput. On a quarterly basis, silver production went up 34% due to higher treated ore volumes.

In the first six months of 2026, zinc production totaled 5.2kt, down 7% compared to the same period a year ago. Lead output climbed 21% to 6.9kt and silver production increased 9% to 563koz, both attributed to higher grades that offset lower throughput.

Vazante, Brazil

Vazante	2Q26	1Q26	2Q25	∆ YoY	∆ QoQ	1H26	1H25	∆ YoY
Treated Ore (kt)	438	438	434	1.0%	0.0%	876	864	1.3%
Grade
Zinc (%)	8.60	8.88	7.69	0.91 p.p.	(0.28 p.p.)	8.74	7.99	0.75 p.p.
Lead (%)	0.25	0.26	0.29	(0.04 p.p.)	(0.01 p.p.)	0.26	0.29	(0.03 p.p.)
Silver (oz/t)	0.40	0.46	0.57	(29.1%)	(11.9%)	0.43	0.61	(30.2%)
Production | metal contained
Zinc (kt)	32.6	32.6	27.4	18.8%	(0.0%)	65.2	57.2	13.9%
Lead (t)	132	148	204	(35.6%)	(11.3%)	280	383	(26.9%)
Silver (koz)	55	75	87	(37.5%)	(27.3%)	130	191	(32.0%)
Costs (1)
Cost ROM (US$/t)	66.5	62.6	51.0	30.5%	6.3%	64.6	46.1	40.2%
Cash cost (US$/lb)	0.74	0.57	0.56	30.8%	29.1%	0.65	0.55	19.5%

(1) Our Cost ROM is measured against treated ore volume. Our cash cost net of by-products credits is measured against zinc sold per mine. Refer to “Use of Non-IFRS Financial Measures” for further information. For a cash cost reconciliation to COGS, please refer to our Results Spreadsheet available at our website.

Vazante delivered stronger year-over-year zinc performance in 2Q26, supported by higher zinc head grades and treated ore volumes, against a 2Q25 base impacted by geotechnical challenges.

Zinc production totaled 33kt, increasing 19% year-over-year, reflecting the higher zinc head grade of 8.60% (up 0.91 p.p.) against the base. On a quarter-over-quarter basis, zinc production remained flat, as stable throughput and improved metal recovery offset the 0.28 p.p. grade decline from 8.88% in 1Q26, in line with the mine plan for the period.

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Silver grade declined 29% year-over-year and 12% quarter-over-quarter to 0.40 oz/t, driving production down 38% and 27%, respectively, to 55koz. The decline mainly reflects a higher contribution from Extremo Norte, where silver grades are lower than those typically mined at Vazante. Lead production totaled 132t, down 36% from 2Q25 and 11% from 1Q26. Lead is a minor by-product at Vazante and has limited impact on the operation's economics.

In the first six months of 2026, zinc production totaled 65kt, up 14% compared to the same period a year ago. Lead output declined 27% to 280t and silver production decreased 32% to 130koz, both attributed to lower average grades despite higher throughput.

Aripuanã, Brazil

Aripuanã	2Q26	1Q26	2Q25	∆ YoY	∆ QoQ	1H26	1H25	∆ YoY
Treated Ore (kt)	399	406	301	32.5%	(1.8%)	805	601	34.1%
Grade
Zinc (%)	2.94	4.43	2.70	0.24 p.p.	(1.50 p.p.)	3.65	2.70	0.95 p.p.
Copper (%)	0.45	0.34	0.77	(0.32 p.p.)	0.10 p.p.	0.40	0.67	(0.28 p.p.)
Lead (%)	0.99	1.34	0.79	0.20 p.p.	(0.34 p.p.)	1.15	0.82	0.33 p.p.
Silver (oz/t)	1.12	1.27	0.86	30.3%	(12.0%)	1.19	0.89	33.1%
Gold (oz/t)	0.017	0.013	0.016	7.9%	38.0%	0.015	0.017	(8.8%)
Production | metal contained
Zinc (kt)	8.8	13.0	6.1	43.8%	(32.4%)	21.8	12.3	77.2%
Copper (kt)	1.3	1.0	1.8	(28.0%)	29.4%	2.3	3.0	(22.2%)
Lead (kt)	2.6	4.6	2.1	23.5%	(43.8%)	7.2	4.4	62.1%
Silver (koz)	263	362	186	41.3%	(27.3%)	626	396	58.0%
Gold (koz)	4.5	3.5	3.4	31.5%	27.4%	8.0	6.8	17.9%
Costs (1)
Cost ROM (US$/t)	99.3	91.3	109.0	(8.9%)	8.7%	95.3	94.2	1.2%
Cash cost (US$/lb)	0.30	(0.45)	0.33	(8.8%)	167.8%	(0.14)	0.45	(132.1%)

(1) Our Cost ROM is measured against treated ore volume. Our cash cost net of by-products credits is measured against zinc sold per mine. Refer to “Use of Non-IFRS Financial Measures” for further information. For a cash cost reconciliation to COGS, please refer to our Results Spreadsheet available at our website.

During 2Q26, Aripuanã reached an important operational milestone with the commissioning and start-up of the fourth tailings filter. The new filter processed more than 50kt of tailings during the quarter, exceeding expectations and supporting an average plant feed rate of 249 t/h in the second half of June, equivalent to average capacity utilization of 86% for that period. Plant utilization averaged 71% for the quarter, with daily rates peaking above 92%, reflecting continued progress in stabilizing the new filtration capacity and strengthening the operation's ability to sustain higher processing rates.

Treated ore volumes increased 33% year-over-year and declined 2% quarter-over-quarter to 399kt. The sequential decline reflects the commissioning of the fourth tailings filter during the quarter, together with the scheduled ball mill liner replacement; the operation is already beginning to capture the benefits of the new liner material.

Zinc production of 8.8kt rose 44% from 6.1kt in 2Q25 and fell 32% from 13kt in 1Q26. The sequential decline primarily reflects the 1.50 p.p. decline in average head grade to 2.94%, as 1Q26 benefited from a higher contribution from a high-grade mining area due to the mine sequencing, alongside the factors described above. The year-over-year improvement reflects both higher zinc grades (up 0.24 p.p.) and the 33% increase in treated ore volumes to 399kt as the operation continues to ramp toward design capacity.

Lead production of 2.6kt climbed 23% year-over-year, on a combination of higher grades (0.99% versus 0.79%) and higher throughput. Silver production of 263koz rose 41% year-over-year, supported by a 30% increase in silver grade to 1.12 oz/t. Higher by-product volumes and prices contributed to a cash cost of US$(0.14)/lb in 1H26, compared with US$0.45/lb in 1H25.

Copper production totaled 1.3kt falling 28% year-over-year, as lower head grades in mined areas (0.45% versus 0.77%) more than offset higher throughput. On a quarterly basis, copper production increased 29%, driven by the 0.10 p.p. increase in average head grade to 0.45%.

Zinc metallurgical recovery improved to 75% from 72% in 1Q26, while copper recovery averaged 74% versus 73% in 1Q26. Lead and silver recoveries fell to 66% and 59%, from 85% and 70%, respectively. Recoveries were

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impacted by the expected stabilization and optimization phase associated with the ramp-up of the fourth tailings filter, as the operation continued to optimize flotation controls, reagent dosages, and ore granulometry parameters to support higher throughput levels. As these adjustments are consolidated, recoveries are expected to improve in the second half of the year.

In the first six months of 2026, zinc production totaled 22kt, up 77% compared to the same period a year ago. Copper output declined 22% to 2.3kt, reflecting lower grades in mined areas as a result of planned mine sequencing, while lead production increased 62% to 7.2kt and silver output increased 58% to 626koz, both attributed to the combination of higher throughput and higher average grades.

Forward outlook: Throughput and plant utilization are expected to increase over the upcoming quarters as the new filtration capacity stabilizes and reaches full ramp-up, supporting higher zinc and by-product production volumes in the second half of the year.

Guidance Tracker – Production

Our 2026 mining production guidance for all metals remains unchanged, as disclosed in our press release dated February 6, 2026, which we provided guidance for the 2026-2028 period.

1H26 vs 2026 guidance

First-half performance represented approximately 47% of the midpoint of Nexa’s consolidated full-year zinc guidance, 45% of copper guidance, 48% of lead guidance, and 47% of silver guidance. The first half run-rate reflects the operational disruptions at the Peruvian operations, which have since been addressed, as well as the Company’s first-half production profile. Production is expected to strengthen in 2H26, particularly at Aripuanã, as the fourth tailings will support higher processing rates, and at Cerro Lindo, on stronger throughput.

3Q26 outlook

On a consolidated basis, production is expected to improve quarter-over-quarter across all metals, supported by higher throughput. Zinc production is expected to increase, particularly at Aripuanã, reflecting higher zinc grades and the continued ramp-up following the commissioning of the fourth tailings filter. At Cerro Lindo, production is expected to increase as ore availability improves with the continued ramp-up of the Block Caving, supporting stronger operational performance in 2H26. At Vazante, zinc production is expected to remain broadly in line with 2Q26 levels.

Copper, lead, and silver production are also expected to improve. At Cerro Lindo, copper production is expected to increase, supported by improved access to higher-grade mining areas and substantially higher treated ore volumes as block caving continues to ramp up, while lead and silver grades are anticipated to improve at El Porvenir.

Consolidated Mining Production (Metal in concentrate)		1H26	Guidance 2026
Zinc	kt	159	310	-	360
Copper	kt	13	26	-	30
Lead	kt	31	60	-	67
Silver	MMoz	5.0	10	-	11

Mining Financial performance

US$ million	2Q26	1Q26	2Q25	∆ YoY	∆ QoQ	1H26	1H25	∆ YoY
Net Revenues	524.1	460.4	353.3	48.3%	13.8%	984.5	666.6	47.7%
Cost of Sales	(319.2)	(230.3)	(231.3)	38.0%	38.6%	(549.5)	(446.3)	23.1%
Gross Profit	204.9	230.1	122.0	67.9%	(10.9%)	435.0	220.3	97.5%
Adjusted EBITDA	219.6	231.4	134.8	62.9%	(5.1%)	451.0	228.5	97.4%
Adjusted EBITDA Mrg. (%)	41.9%	50.3%	38.2%	3.7p.p.	(8.4p.p.)	45.8%	34.3%	11.5p.p.

Note: Financial performance pre-intersegment eliminations.

Net revenues for the mining segment totaled US$524 million in 2Q26, up 48% compared to 2Q25. This increase was primarily driven by stronger metal prices, particularly silver, with its LBMA price up 117% year-over-year, and by higher zinc sales volumes. Compared to 1Q26, net revenues increased 14%, mainly reflecting higher zinc and lead sales volumes, particularly at the Cerro Pasco Complex.

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In 1H26, net revenues amounted to US$984 million, 48% higher than the same period a year ago, driven by higher metal prices, particularly silver and gold, and higher zinc sales volumes, partially offset by higher TCs.

Cost of sales in 2Q26 was US$319 million, up 38% compared to 2Q25, primarily reflecting higher zinc sales volume, higher depreciation, increased operating costs (mainly related to maintenance expenses across all units, except for Atacocha) and higher workers’ participation expenses. Compared to 1Q26, cost of sales increased 39%, mainly attributed to higher sales volumes, particularly at the Cerro Pasco Complex, together with higher operating costs, higher depreciation and unfavorable foreign exchange variations at our Brazilian mines.

In 1H26, cost of sales amounted to US$550 million, 23% higher compared to the same period a year ago, primarily reflecting higher sales volume, increased operating costs, higher workers’ participation expenses and unfavorable foreign exchange variations at our Brazilian mines.

Gross profit of US$205 million in 2Q26 increased 68% year-over-year, as higher net revenues outpaced the rise in cost of sales. On a quarter-over-quarter basis, gross profit declined 11%, with gross margin compressing to 39% from 50% in 1Q26, as the increase in cost of sales more than offset revenue growth, mainly reflecting lower by-products prices, higher depreciation and increased operating costs, mainly related to personnel and variable costs.

In 1H26, gross profit totaled US$435 million, 97% higher compared to the same period a year ago, primarily reflecting stronger metal prices and lower TCs, partially offset by higher operating costs.

Reconciliation of realized prices

Revenues are recorded at provisional prices, with adjustments made after delivery based on the pricing terms specified in each contract. The difference between the provisional and the final price is recognized as a price adjustment in the period in which the sale is concluded. Compared to 1Q26, these adjustments resulted in a negative net price effect from silver, a relevant payable by-product in our copper and lead concentrates, as detailed in the Adjusted EBITDA discussion below.

Adjusted EBITDA for the mining segment in 2Q26 totaled US$220 million, up 63% from US$135 million in 2Q25. This strong performance was driven by (i) a higher by-products contribution of US$96 million, primarily attributed to higher silver and gold prices combined with higher silver payables at Cerro Lindo and El Porvenir, with silver alone accounting for approximately US$92 million of this contribution, reflecting the 117% year-over-year price increase; and (ii) a positive zinc net price effect of US$46 million. These gains were partially offset by (iii) a negative impact of US$23 million from lower copper sales volume at Cerro Lindo, itself partially offset by increased zinc sales volume at Vazante; (iv) US$17 million in higher operating costs and G&A, primarily from higher maintenance, rentals and leasing expenses at Cerro Lindo and increased workers’ participation bonuses in Peru, partially offset by lower unit costs at Aripuanã for personnel, maintenance and third-party expenses; (v) unfavorable foreign exchange variations of US$13 million, mainly impacting our Brazilian operations; (vi) a US$3 million negative impact from higher TCs; and (vii) US$1 million increase in mineral explorations and project evaluation expenses.

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Compared to 1Q26, Adjusted EBITDA decreased by 5%. This performance was primarily attributed to (i) a US$36 million negative net price effect from MTM and final invoice adjustments, primarily reflecting lower silver prices in our copper and lead concentrates, partially offset by higher zinc prices; (ii) a lower by-products contribution of US$12 million from softer realized silver and gold prices, partially offset by higher silver and gold payables at Cerro Lindo and El Porvenir; (iii) US$4 million in higher mineral explorations and project evaluation expenses; and (iv) unfavorable foreign exchange variations of US$4 million, mainly impacting our Brazilian operations. These negative effects were partially offset by (v) US$19 million in lower operating unit costs and G&A, reflecting lower maintenance expenses and personnel costs at our Peruvian operations and Aripuanã, along with lower drilling services and mineral transportation expenses at Cerro Lindo; (vi) a US$16 million positive impact from higher zinc and lead sales volumes, particularly at the Cerro Pasco Complex reflecting improved treated ore volumes, grades and metal recoveries, as these operations returned to normal operating levels following the temporary disruptions experienced in 1Q26; (vii) a positive impact of US$8 million from lower TCs; and (viii) US$2 million positive impact from other variations, mainly reflecting higher cash dividend received from Enercan.

Mining Cost Performance

Consolidated Costs	2Q26	1Q26	2Q25	∆ YoY	∆ QoQ	1H26	1H25	∆ YoY
Cost ROM (US$/t) (1)	56.7	57.6	49.9	13.5%	(1.6%)	57.1	49.0	16.6%
Cerro Lindo	43.0	47.2	37.9	13.3%	(8.9%)	45.0	39.2	14.7%
El Porvenir	68.7	66.8	63.3	8.5%	2.8%	67.9	62.4	8.8%
Atacocha	35.2	37.6	34.6	1.8%	(6.4%)	36.3	37.0	(1.9%)
Vazante	66.5	62.6	51.0	30.5%	6.3%	64.6	46.1	40.2%
Aripuanã	99.3	91.3	109.0	(8.9%)	8.7%	95.3	94.2	1.2%
Cash cost (US$/lb)	0.04	(0.76)	(0.11)	140.6%	105.8%	(0.35)	(0.001)	30,598.2%
Cerro Lindo	(0.94)	(1.30)	(0.61)	53.0%	(27.7%)	(1.11)	(0.52)	112.5%
El Porvenir	(1.21)	(1.35)	(0.39)	210.6%	(10.4%)	(1.27)	(0.25)	404.5%
Atacocha	(2.72)	(4.24)	(0.87)	212.7%	(35.9%)	(3.36)	(0.66)	408.3%
Vazante	0.74	0.57	0.56	30.8%	29.1%	0.65	0.55	19.5%
Aripuanã	0.30	(0.45)	0.33	(8.8%)	167.8%	(0.14)	0.45	(132.1%)
AISC (US$/lb)	0.64	(0.20)	0.43	49.4%	415.3%	0.22	0.46	(51.8%)

(1) Cost ROM for Vazante and Aripuanã in 1Q26, and consequently the consolidated figure, has been revised from the amounts previously reported.

Note: Our Cost ROM is measured against treated ore volume. Our cash cost and AISC (all in sustaining cash cost) are net of by-products credits, measured against zinc sold. Refer to “Use of Non-IFRS Financial Measures” for further information. For a cash cost reconciliation to COGS, please refer to our Results Spreadsheet available at our website. Cash cost and AISC exclude idle capacity costs of US$6.9 million at El Porvenir, and US$(0.8) million at Atacocha in 1Q26, totaling US$6.0 million in 1H26, and US$1.2 million at El Porvenir in 2Q25, totaling US$1.2 million in 1H25.

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Cost ROM

On a consolidated basis, Cost ROM averaged US$57/t in the quarter, up 13% year-over-year and down 2% quarter-over-quarter.

The year-over-year increase reflects higher unit costs at most of our operations, except Aripuanã, where unit costs declined 9% to US$99/t as higher treated ore volumes diluted fixed costs. The largest increase was at Vazante, up 31% year-over-year to US$66.5/t, reflecting the impact of BRL appreciation on our USD-reported costs at this Brazilian operation, combined with higher maintenance, personnel, and variable costs. At Cerro Lindo (+13%) and El Porvenir (+9%), the increase was mainly driven by higher maintenance and variable expenses.

Compared to 1Q26, Cost ROM at the consolidated level decreased 2%, as higher treated ore volumes diluted fixed costs and offset increased operating costs. At the asset level, higher unit costs at Vazante (+6%), reflecting higher personnel, third-party services and variable costs, at Aripuanã (+9%) and El Porvenir (+3%) were offset by lower unit costs at Cerro Lindo (-9%) and Atacocha (-6%), both benefiting from higher treated ore volumes.

Cash cost net of by-products

On a consolidated basis, cash cost net of by-products was US$0.04/lb in 2Q26, compared to US$(0.11)/lb in 2Q25 and US$(0.76)/lb in 1Q26.

The year-over-year increase was mainly driven by higher operating costs related to personnel and maintenance expenses at most of our units, in addition to unfavorable foreign exchange variations at our Brazilian operations. These impacts were partially offset by a stronger by-products contribution, reflecting continued metal price strength.

Quarter-over-quarter, cash cost net of by-products increased US$0.80/lb, reflecting a lower by-products contribution, mainly from lower silver and gold prices and mark-to-market adjustments, and higher operating costs across the portfolio, except for Cerro Lindo, in addition to the effect of the Cerro Lindo silver streaming agreement.

AISC net of by-products

Consolidated AISC net of by-products totaled US$0.64/lb in 2Q26 from US$0.43/lb in 2Q25 and US$(0.20)/lb in 1Q26, primarily reflecting the cash cost increase described above.

Guidance Tracker – Costs

Nexa reaffirms its 2026 mining cash cost guidance, as disclosed in our press release dated February 6, 2026.

In 1H26, consolidated Cost ROM of US$57.1/t was near the upper end of our 2026 guidance range of US$49.5–57.2/t, mainly reflecting lower treated ore volumes at El Porvenir, following the shaft constraint reported in 1Q26, together with higher unit costs at Vazante. Cost ROM is expected to decline in 2H26, supported by higher treated ore volumes, particularly at Aripuanã following the commissioning of the fourth tailings filter, and at Cerro Lindo, combined with cost-control initiatives at Vazante and El Porvenir.

Cash cost net of by-products credits in 1H26 of US$(0.35)/lb was below the lower end of our 2026 guidance range of US$(0.11) to US$0.08/lb, primarily reflecting a stronger by-product contribution, as silver and gold prices remained well above the US$42.0/oz and US$3,775/oz assumptions underlying our guidance, and TCs below the US$175/t assumption. Should current metal price levels persist, cash cost could remain below the guidance range in 2H26, also supported by higher production volumes, and we will reassess our cost guidance as the year progresses. Cost guidance is presented on an unhedged basis.

Consolidated Mining Operating costs		1H26	Guidance 2026
Cost ROM	US$/t	57.1	49.5	-	57.2
Cash Cost	US$/lb	(0.35)	(0.11)	-	0.08

Note: Our cost ROM is measured with respect to treated ore volume. Our cash cost net of by-products credits is measured with respect to zinc sold.

Mining Investments

US$ million	2Q26	1Q26	2Q25	∆ YoY	∆ QoQ	1H26	1H25	∆ YoY
Non-Expansion	70.1	60.1	66.9	4.8%	16.7%	130.2	101.9	27.8%

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US$ million	2Q26	1Q26	2Q25	∆ YoY	∆ QoQ	1H26	1H25	∆ YoY
Sustaining	9.0	5.8	25.7	(64.9%)	56.9%	14.8	30.8	(51.9%)
Cerro Lindo	1.6	0.2	3.1	(47.8%)	734.5%	1.8	4.2	(56.8%)
Cerro Pasco Complex	1.5	0.1	18.7	(92.1%)	1075.9%	1.6	22.2	(92.8%)
Vazante	0.3	0.2	0.4	(23.7%)	38.7%	0.5	0.6	(21.2%)
Aripuanã	5.6	5.2	3.5	60.9%	7.9%	10.9	3.8	189.6%
Mine Development	38.9	33.1	33.7	15.6%	17.6%	72.0	61.2	17.7%
Cerro Lindo	9.3	8.6	8.8	6.7%	9.1%	17.9	18.8	(4.6%)
Cerro Pasco Complex	9.2	7.1	8.0	15.6%	28.7%	16.3	16.1	1.6%
Vazante	5.7	6.2	5.9	(4.3%)	(9.2%)	11.9	10.9	9.6%
Aripuanã	14.7	11.1	11.0	33.4%	32.0%	25.8	15.5	67.2%
Tailings Storage Facilities	19.4	20.1	6.7	190.7%	(3.5%)	39.5	8.7	354.3%
HS&E	2.6	0.9	0.5	407.3%	177.6%	3.6	0.8	320.3%
Others (1)	0.1	0.2	0.3	(69.4%)	(39.6%)	0.3	0.3	(21.9%)

Expansion projects	0.0	0.1	0.3	(97.6%)	(87.8%)	0.1	0.5	(84.6%)

TOTAL	70.1	60.2	67.2	4.3%	16.5%	130.2	102.3	27.3%

(1) Includes modernization, innovation, energy and other investments.

In 2Q26, Nexa invested US$70 million in mining operations, up 4% year-over-year and 17% quarter-over-quarter. The year-over-year increase reflects higher TSF and mine development expenditures, largely offset by lower sustaining investments, while the sequential increase was driven by higher sustaining and mine development investments.

Beginning in 2026, investments in tailings dam management and mine development are reported separately from sustaining capital; prior-period figures have been recast accordingly.

Sustaining investments amounted to US$9 million during the quarter, 65% lower compared to 2Q25, reflecting lower expenditures at the Cerro Pasco Complex, Cerro Lindo and Vazante, partially offset by higher spending at Aripuanã. Compared to 1Q26, sustaining expenditures increased 57%, with higher spending across our units. In line with our annual maintenance schedule, we expect sustaining disbursements to increase in the upcoming quarters, consistent with our 2026 guidance of US$53 million for the mining segment.

Mine development investments reached US$39 million in the quarter, up 16% compared to 2Q25, primarily reflecting accelerated investment at Aripuanã (+US$3.7M year-over-year) to improve mine flexibility ahead of the expected production increase in 2H26, following the commissioning of the fourth tailings filter during the quarter, together with increased expenditures at the Cerro Pasco Complex. Compared to 1Q26, mine development investments rose 18%, driven by higher spending at Aripuanã and the Cerro Pasco Complex, partially offset by lower spending at Vazante.

TSF investments accounted for US$19 million, up 191% year-over-year and 3% down quarter-over-quarter. Spending in the quarter comprised US$10 million for Phase I of the Cerro Pasco Integration Project (focused on the tailings pumping system) and US$8 million to expand Cerro Lindo’s dry-stacking storage capacity.

In 1H26, total capex amounted to US$130 million, a 27% increase compared to the same period a year ago, primarily reflecting higher mine development and TSF disbursements, partially offset by lower sustaining investments.

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Smelting Operational Performance

Consolidated	2Q26	1Q26	2Q25	∆ YoY	∆ QoQ	1H26	1H25	∆ YoY
Production (kt)
Zinc metal	115.5	139.2	129.4	(10.7%)	(17.0%)	254.7	253.9	0.3%
Zinc oxide	9.1	8.0	9.5	(4.6%)	14.3%	17.1	17.8	(3.9%)
Total	124.6	147.2	138.9	(10.3%)	(15.3%)	271.8	271.7	0.0%
Sales (kt)
Zinc metal	125.5	138.9	135.1	(7.1%)	(9.7%)	264.5	257.4	2.7%
Zinc oxide	8.9	7.8	10.0	(11.0%)	15.0%	16.7	17.8	(6.4%)
Total	134.5	146.7	145.1	(7.4%)	(8.4%)	281.2	275.3	2.1%
By-products
Sulfuric Acid Production (kt)	202.1	199.9	185.2	9.1%	1.1%	401.9	374.0	7.5%
Sulfuric Acid Sales (kt) (1)	151.6	152.8	145.2	4.4%	(0.8%)	304.4	279.9	8.7%
Silver Content Sales (koz)	467.7	427.5	383.9	21.8%	9.4%	895.2	808.4	10.7%
Copper Cement Sales (kt)	2.8	1.7	2.0	38.2%	61.3%	4.6	3.3	40.0%

(1) A portion of the sulfuric acid produced is consumed in the production process and/or transferred internally between operations.

In 2Q26, total production (zinc metal and oxide) of 125kt declined 10% year-over-year and 15% quarter-over-quarter, while zinc metal and oxide sales totaled 134kt, down 7% year-over-year and 8% quarter-over-quarter. Both declines primarily reflect the temporary suspension of operations at Cajamarquilla following the fire incident in May, with the smaller decline in sales reflecting metal sourced from third parties and inventory consumption during the period. On a year-over-year basis, the impact was partially offset by higher output at our Brazilian smelters, supported by the ongoing turnaround plan; sequentially, higher production at Juiz de Fora was partially offset by lower volumes at Três Marias. The affected volume at Cajamarquilla is expected to be recovered during the second half of 2026, and our 2026 sales guidance remains unchanged.

Sulfuric acid production rose 9% year-over-year and 1% quarter-over-quarter to 202kt. The year-over-year increase reflects higher output at Cajamarquilla and Três Marias, driven by higher throughput of sulfide concentrate, partially offset by lower production at Juiz de Fora, while the sequential rise was led by Cajamarquilla, partially offset by lower production at Três Marias following roaster stoppages during the period. Sulfuric acid sales of 152kt increased 4% year-over-year and were broadly stable quarter-over-quarter.

Silver content sales of 468koz rose 22% year-over-year and 9% quarter-over-quarter, primarily driven by higher silver content in the concentrate feed and recovery improvements at Cajamarquilla, alongside the consumption of calcine inventory with higher silver content at Juiz de Fora. Copper cement sales of 2.8kt increased 38% year-over-year and 61% quarter-over-quarter.

For the first six months of 2026, total production amounted to 272kt, broadly flat compared to the same period of 2025, while total sales increased 2% to 281kt. By-product performance was stronger, with sulfuric acid production up 8% to 402kt, sulfuric acid sales up 9% to 304kt, and silver content sales up 11% to 895koz.

Cajamarquilla, Peru

Cajamarquilla	2Q26	1Q26	2Q25	∆ YoY	∆ QoQ	1H26	1H25	∆ YoY
Zinc (kt)
Metal production	62.0	85.4	84.0	(26.1%)	(27.4%)	147.5	166.3	(11.3%)
Global Recovery (%)	93.2	93.3	94.3	(1.1 p.p.)	(0.1 p.p.)	93.2	90.3	2.9 p.p
Metal sales	72.4	84.5	87.2	(17.0%)	(14.3%)	156.8	168.2	(6.8%)
By-products (kt)
Sulfuric Acid Production	152.9	147.4	139.2	9.8%	3.7%	300.3	287.1	4.6%

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Cajamarquilla	2Q26	1Q26	2Q25	∆ YoY	∆ QoQ	1H26	1H25	∆ YoY
Sulfuric Acid Sales	140.0	138.4	134.1	4.5%	1.2%	278.4	258.1	7.9%
Silver Content Sales (koz)	439.6	411.8	373.6	17.7%	6.7%	851.5	788.2	8.0%
Copper Cement Sales	1.6	1.7	2.0	(19.9%)	(6.5%)	3.4	3.3	3.7%
Costs (US$/lb) (1)
Conversion cost	0.32	0.30	0.28	12.7%	6.0%	0.31	0.29	7.3%
Cash cost	1.37	1.27	1.11	24.1%	8.3%	1.32	1.08	22.5%

(1) Our conversion cost and cash cost net of by-products credits are measured based on zinc sold. Refer to “Use of Non-IFRS Financial Measures” for further information. For a reconciliation of cash cost to COGS, please refer to our Results Spreadsheet available on our website.

Zinc production at the Cajamarquilla smelter totaled 62kt in 2Q26, down 26% year-over-year and 27% quarter-over-quarter, reflecting the temporary suspension of operations following a fire incident in May that affected portions of the smelter infrastructure, primarily in the casting house area. Operations restarted gradually and returned to normal levels in June. As the incident primarily affected casting rather than upstream processes, cathode inventory was built during the period; this inventory is expected to support the recovery of the affected volume during the second half of the year.

Recovery rates averaged 93.2% compared to 94.3% in 2Q25 and 93.3% in 1Q26.

Zinc metal sales totaled 72kt in 2Q26, down 17% year-over-year and 14% quarter-over-quarter. This decline was partially offset by metal sourced from third parties, which supported sales volume during the period of lower production.

Sulfuric acid production totaled 153kt, up 10% year-over-year and 4% quarter-over-quarter, while acid sales reached 140kt, up 5% and 1%, respectively. Silver content sales amounted to 440koz, up 18% from 2Q25 and 7% from 1Q26, driven by higher silver content in the concentrate feed and recovery improvements. Copper cement sales totaled 1.6kt, down 20% year-over-year and 7% quarter-over-quarter.

In 1H26, zinc production amounted to 148kt, down 11% compared to the same period of 2025, while sales totaled 157kt, down 7%. By-product performance was stronger: sulfuric acid production rose 5% to 300kt, silver content sales increased 8% to 852koz, and copper cement sales rose 4% to 3.4kt.

Três Marias, Brazil

Três Marias	2Q26	1Q26	2Q25	∆ YoY	∆ QoQ	1H26	1H25	∆ YoY
Zinc (kt)
Metal production	33.7	36.3	28.5	18.2%	(7.2%)	70.0	59.5	17.6%
Oxide production	9.1	8.0	9.5	(4.6%)	14.3%	17.1	17.8	(3.9%)
Global Recovery (%)	88.9	88.5	87.7	1.2 p.p.	0.4 p.p.	88.7	87.8	0.9 p.p
Metal sales	33.1	36.3	29.5	12.3%	(8.9%)	69.5	58.9	18.0%
Oxide sales	8.9	7.8	10.0	(11.0%)	15.0%	16.7	17.8	(6.4%)
By-products (kt)
Sulfuric Acid Production	22.1	26.0	17.6	25.7%	(14.7%)	48.1	38.5	25.0%
Sulfuric Acid Sales (1)	0.3	-	0.2	34.2%	-	0.3	0.2	34.2%
Costs (US$/lb) (2)
Conversion cost	0.36	0.33	0.38	(5.0%)	8.7%	0.35	0.36	(2.4%)
Cash cost	1.56	1.56	1.43	9.2%	(0.2%)	1.56	1.41	10.8%

(1) The Três Marias smelter primarily processes silicate concentrate and, therefore, requires higher sulfuric acid consumption, which is supplied by the Juiz de Fora smelter.

(2) Our conversion cost and cash cost net of by-products credits are measured based on zinc sold. Refer to “Use of Non-IFRS Financial Measures” for further information. For a reconciliation of cash cost to COGS, please refer to our Results Spreadsheet available on our website.

In Três Marias, total production (zinc metal + oxide) reached 43kt in 2Q26, up 12% year-over-year, supported by operational improvements resulting from the ongoing turnaround plan. Compared to 1Q26, total production declined 3%, primarily reflecting lower zinc metal output following a temporary instability in the silicate circuit during June. Zinc metal production of 34kt rose 18% year-over-year and decreased 7% quarter-over-quarter. Zinc oxide production of 9kt decreased 5% compared to 2Q25 and increased 14% compared to 1Q26.

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Recovery rates averaged 88.9%, improving from 87.7% in 2Q25 and broadly stable versus 88.5% in 1Q26, reflecting the gradual progress of the turnaround plan.

Zinc metal sales amounted to 33kt, up 12% year-over-year and down 9% quarter-over-quarter. Zinc oxide sales of 8.9kt decreased 11% compared to 2Q25, reflecting lower demand, and rose 15% compared to 1Q26.

Sulfuric acid production of 22kt rose 26% year-over-year, reflecting higher throughput of sulfide concentrate, and declined 15% quarter-over-quarter due to roaster stoppages during the period, including those associated with the May fire incident. Três Marias has minimal external sulfuric acid sales by design: its acid production is consumed internally, associated with the silicate concentrate circuit, and complemented by transfers from Juiz de Fora.

In 1H26, total production (metal + oxide) amounted to 87kt, up 13%, while total sales reached 86kt, increasing 12%, compared to the same period of 2025. Sulfuric acid production rose 25% to 48kt, and global recovery averaged 88.7%, up 0.9 p.p. year-over-year.

Juiz de Fora, Brazil

Juiz de Fora	2Q26	1Q26	2Q25	∆ YoY	∆ QoQ	1H26	1H25	∆ YoY
Zinc (kt)
Metal production	19.8	17.5	16.9	17.1%	13.0%	37.2	28.1	32.7%
Global Recovery (%)	94.3	91.9	92.5	1.8 p.p.	2.4 p.p.	93.1	93.3	(0.2 p.p)
Metal sales	20.1	18.1	18.4	8.9%	10.6%	38.2	30.3	26.1%
By-products (kt)
Sulfuric Acid Production (1)	27.1	26.5	28.4	(4.7%)	2.0%	53.6	48.4	10.7%
Sulfuric Acid Sales	11.3	14.4	11.0	2.7%	(22.0%)	25.7	21.6	19.1%
Silver Content (koz)	28.1	15.6	10.3	173.3%	79.8%	43.7	20.2	116.8%
Costs (US$/lb) (2)
Conversion cost	0.51	0.55	0.58	(11.1%)	(6.3%)	0.53	0.56	(6.4%)
Cash cost	1.42	1.62	1.40	1.0%	(12.6%)	1.51	1.40	8.1%

(1) Part of the sulfuric acid production is transferred to the Três Marias smelter for use in its production process.

(2) Our conversion cost and cash cost net of by-products credits are measured based on zinc sold. Refer to “Use of Non-IFRS Financial Measures” for further information. For a reconciliation of cash cost to COGS, please refer to our Results Spreadsheet available on our website.

In 2Q26, zinc production at Juiz de Fora reached 20kt, increasing 17% year-over-year and 13% quarter-over-quarter. The year-over-year increase primarily reflects a low comparison base, as 2Q25 was still affected by the ramp-up operations following the December 2024 fire incident, with full capacity restored in September 2025.

Recovery rates averaged 94.3%, up from 92.5% in 2Q25 and 91.9% in 1Q26, driven by improved overall metallurgical performance.

Zinc metal sales totaled 20kt, up 9% year-over-year and 11% quarter-over-quarter.

Sulfuric acid production reached 27kt in the quarter, declining 5% compared to 2Q25 and increasing 2% sequentially, while external acid sales totaled 11kt, up 3% year-over-year and down 22% quarter-over-quarter. The year-over-year increase in external sales, despite lower production, reflects lower internal transfers to Três Marias, which increased its own acid production during the period. Sequentially, the decline in external sales reflects a larger volume of acid transferred internally to Três Marias to offset its lower sulfuric acid production during the period.

Silver content sales of 28koz rose from 10koz in 2Q25 and 16koz in 1Q26, primarily reflecting the consumption of calcine inventory with higher silver content, and higher production volumes.

In 1H26, smelter production amounted to 37kt, up 33% compared to the same period of 2025, and metal sales totaled 38kt, up 26%. Sulfuric acid production rose 11% to 54kt and silver content sales rose 117% to 44koz. Global recovery averaged 93.1%, broadly stable versus 93.3% in 1H25.

Guidance Tracker – Sales

Our 2026 zinc smelting sales (metallic and oxide) guidance remains unchanged, as disclosed in our press release dated February 6, 2026.

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1H26 vs 2026 guidance

Measured against the midpoint of our 2026 guidance, first-half sales represent approximately 48% of zinc metal guidance, 45% of zinc oxide guidance, and 48% of total sales guidance. The recovery of the volume affected by the fire incident at Cajamarquilla, supported by the cathode inventory built during the second quarter, underpins our reaffirmed full-year guidance.

3Q26 outlook

On a consolidated basis, Cajamarquilla is expected to increase production, supported by the cathode inventory built during the second quarter, enabling the recovery of the volume affected by the May fire incident over the second half of the year. In Brazil, Três Marias is expected to continue advancing under its turnaround plan, while Juiz de Fora is expected to sustain current operating levels.

Consolidated Smelting sales		1H26	Guidance 2026
Zinc metal	kt	264	535	-	560
Zinc oxide	kt	17	35	-	40
Total Sales	kt	281	570	-	600

Smelting Financial performance

US$ million	2Q26	1Q26	2Q25	∆ YoY	∆ QoQ	1H26	1H25	∆ YoY
Net Revenues	584.1	608.6	489.5	19.3%	(4.0%)	1,192.6	943.1	26.5%
Cost of Sales	(534.3)	(565.7)	(476.8)	12.1%	(5.6%)	(1,100.0)	(901.2)	22.1%
Gross Profit	49.8	42.8	12.7	292.6%	16.3%	92.7	41.8	121.5%
Adjusted EBITDA	66.3	51.1	25.3	162.3%	29.7%	117.4	56.6	107.4%
Adjusted EBITDA Mrg. (%)	11.4%	8.4%	5.2%	6.2p.p.	3.0p.p.	9.8%	6.0%	3.8p.p.

Note: Financial performance pre-intersegment eliminations.

Net revenues totaled US$584 million in 2Q26, up 19% compared to US$489 million in 2Q25, primarily driven by increased zinc prices, higher realized TCs and a stronger by products contribution, mainly associated with higher sulfuric acid and silver content sales volume. Compared to the previous quarter, net revenues decreased by 4%, mainly reflecting lower sales volume at Cajamarquilla, partially offset by higher metal prices, with sales volumes at our Brazilian operations broadly stable.

In 1H26, net revenues amounted to US$1,193 million, 26% higher than the same period a year ago, driven by higher zinc prices and a stronger by-products contribution, slightly higher TCs, and higher sales volumes.

Cost of sales totaled US$534 million in 2Q26, a 12% increase from US$477 million in 2Q25, mainly attributed to higher raw material costs (reflecting higher zinc prices flowing through to concentrate), combined with higher energy costs, maintenance activities, and personnel expenses. Sequentially, cost of sales decreased by 6% from 1Q26, primarily driven by lower sales volume and lower operating costs, partially offset by metal sourced from third parties to support sales volumes during the production stoppage at Cajamarquilla.

In 1H26, cost of sales amounted to US$1,100 million, 22% higher compared to the same period a year ago, primarily reflecting higher raw material costs on higher zinc prices.

Gross profit reached US$50 million in 2Q26, up 16% quarter-over-quarter with gross margin expanding to 8.5% from 2.6% in 2Q25 and 7.0% in 1Q26. The year-over-year margin expansion primarily reflects higher treatment charges and a stronger by-products contribution, as higher zinc prices were largely passed through to concentrate purchase costs.

In 1H26, gross profit totaled US$93 million, 121% higher compared to the same period a year ago, primarily reflecting higher treatment charges and a stronger by-products contribution.

Reconciliation of realized prices

Purchases of zinc in concentrate are initially recorded at provisional prices and with adjustments made after delivery based on the pricing terms specified in each contract. The difference between the provisional and the final price is recognized as a price adjustment in the period in which the transaction is concluded.

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Sources of Zinc Concentrate to Nexa Smelters (kt)

In 2Q26, Nexa sourced 54% of its zinc concentrate from its own mines, up 4.6 p.p. year-over-year and 1.2 p.p. quarter-over-quarter, with the remainder supplied by third parties and secondary feed. For internal transfers between mining and smelting segments, we apply our internal benchmark treatment charge (TC). For third-party suppliers, TCs are based on the annual benchmark TC, spot TCs, or annually negotiated contracts.

The 2026 benchmark TC, reportedly agreed between Korea Zinc and Teck in March 2026, was set at US$85/t of concentrate, up 6% from US$80/t in 2025. The reference benchmark TCs for 2026, 2025 and 2024 were US$85/t, US$80/t, and US$165/t of concentrate, respectively.

The historically low 2025 benchmark – and the modest 2026 recovery – reflect tight zinc concentrate market conditions, with smelter demand possibly exceeding mine supply growth.

To reduce earnings volatility from TC swings, Nexa applies a three-year rolling average to TCs in part of our third-party concentrate purchase contracts. Contracts are renewed at staggered intervals throughout the year. As a result, our realized TCs in any given period reflect a weighted blend of the current and two prior benchmark years rather than the current year alone.

Applying a simplified three-year rolling average to current and prior benchmarks (2024: US$165/t, 2025: US$80/t, 2026: US$85/t), the implied blended TC reference is approximately US$110/t, higher than the 2026 spot benchmark of US$85/t. This, in combination with contribution from by-products, is what cushions our smelting margins against the current depressed TC environment and supports the strong smelting EBITDA performance discussed in the Smelting Financial Performance section.

Adjusted EBITDA for the smelting segment totaled US$66 million in 2Q26, up 162% compared to US$25 million in 2Q25. This improvement was driven by: (i) US$26 million positive impact from lower operating costs and G&A, mainly reflecting the consumption of calcine inventory carried at lower unit costs at Cajamarquilla, combined with a higher share of zinc concentrate sourced from our own mines, which reduced processing costs; (ii) a US$16 million positive impact from higher by-products contribution, primarily reflecting stronger realized prices for silver, copper cement and sulfuric acid, combined with higher sales volume of silver concentrate, partially offset by MTM and final invoice adjustments on silver prices; (iii) a US$7 million positive impact from higher realized TCs; and (iv) a US$4 million positive impact from other variations, mainly reflecting the insurance recovery related to the December 2024 Juiz de Fora fire incident; and (v) a US$1 million positive net price effect from higher zinc prices, combined with a favorable hedge effect on raw material purchases. These gains were partially offset by (vi) a US$9 million negative impact from the appreciation of the BRL against the U.S. dollar at our Brazilian operations; (vii) a US$3 million negative impact from lower sales volume, particularly at Cajamarquilla following the May fire incident, partially offset by improved performance at our Brazilian operations.

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Compared to 1Q26, Adjusted EBITDA increased 30%. This improvement was mainly driven by (i) a US$18 million positive impact from lower operating costs and G&A, reflecting the consumption of calcine inventory carried at lower unit costs at Cajamarquilla and Três Marias, together with the use of Aripuanã concentrate at lower unit costs, in addition to lower fuel consumption and lower energy expenses; (ii) of US$12 million positive impact from other variations, mainly reflecting a higher cash dividend received from Enercan, the positive impact from the insurance recovery related to the December 2024 Juiz de Fora fire incident, and positive impact from a lower inventory turnover provision. These gains were partially offset by (iii) a US$6 million negative net price effect, as the impact of higher zinc prices on raw material costs and unfavorable MTM adjustments on raw material purchases more than offset the effect of revenues; (iv) a US$3 million lower by-products contribution, reflecting MTM adjustments on silver prices, partially offset by higher realized sulfuric acid prices and higher silver sales volume; (v) a US$3 million negative impact from lower sales volume, particularly at Cajamarquilla following the May fire incident, partially offset by improved performance at our Brazilian operations; (vi) a US$2 million negative impact from the appreciation of BRL against the U.S. dollar at our Brazilian operations; and (vii) a US$1 million negative impact from lower realized TCs.

Smelting Cost Performance

Consolidated Costs (US$/lb)	2Q26	1Q26	2Q25	∆ YoY	∆ QoQ	1H26	1H25	∆ YoY
Conversion cost	0.36	0.34	0.34	5.4%	6.3%	0.35	0.34	4.4%
Cajamarquilla	0.32	0.30	0.28	12.7%	6.0%	0.31	0.29	7.3%
Três Marias	0.36	0.33	0.38	(5.0%)	8.7%	0.35	0.36	(2.4%)
Juiz de Fora	0.51	0.55	0.58	(11.1%)	(6.3%)	0.53	0.56	(6.6%)
Cash cost	1.44	1.40	1.23	17.2%	2.9%	1.42	1.20	18.1%
Cajamarquilla	1.37	1.27	1.11	24.1%	8.3%	1.32	1.08	22.5%
Três Marias	1.56	1.56	1.43	9.2%	(0.2%)	1.56	1.41	10.8%
Juiz de Fora	1.42	1.62	1.40	1.0%	(12.6%)	1.51	1.40	8.1%
AISC	1.54	1.48	1.32	16.8%	4.5%	1.51	1.29	17.0%

Note: Our conversion cost, and cash cost net of by-products credits and AISC (all in sustaining cash cost) are measured against zinc sold. Refer to “Use of Non-IFRS Financial Measures” for further information. For a cash cost reconciliation to COGS, please refer to our Results Spreadsheet available at our website. Cash cost and AISC does exclude the cost of metal purchased for resale and idle capacity costs of US$10.9 million at Cajamarquilla in 2Q26, totaling US$10.9 million in 1H26, and US$2.1 million in 1H25.

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Conversion cost

In 2Q26, consolidated smelting conversion cost totaled US$0.36/lb, increasing 5% year-over-year and 6% quarter-over-quarter. Conversion cost excludes raw material costs.

On a year-over-year basis, the increase was primarily driven by higher operating costs at Cajamarquilla, mainly personnel and energy expenses, combined with lower sales volume following the temporary suspension of operations after the May fire. These effects were partially offset by higher zinc sales volumes at Três Marias and Juiz de Fora, which diluted fixed costs.

Compared to 1Q26, consolidated conversion cost rose 6%, primarily driven by higher costs at Cajamarquilla, as described above, and at Três Marias, mainly reflecting higher variable costs related to maintenance and operating supplies expenses. These effects were partially offset by lower unit costs at Juiz de Fora, supported by higher volumes.

Cash cost net of by-products

On a consolidated basis, cash cost net of by-products was US$1.44/lb in 2Q26, up 17% compared to 2Q25, primarily reflecting higher raw materials costs, as both higher zinc prices and lower TCs increased the cost of concentrate purchases. These effects were compounded by higher operating costs, mainly personnel and energy, and unfavorable foreign exchange variations at our Brazilian smelters. These effects were partially offset by a stronger by-products contribution.

At Três Marias and Juiz de Fora, the increase was primarily driven by higher zinc prices and unfavorable foreign exchange variations (BRL appreciation against the U.S. dollar). At Cajamarquilla, the increase was driven by higher zinc prices and lower zinc sales volumes. These pressures were partially offset by higher by-products credits.

Compared to the previous quarter, consolidated cash cost was up 3%, mainly due to higher zinc prices, lower realized TCs and unfavorable foreign exchange variations at Três Marias and Juiz de Fora, in addition to lower volumes at Cajamarquilla following the May 2026 fire incident, partially offset by lower operating costs at Juiz de Fora.

AISC net of by-products

On a consolidated basis, AISC net of by-products in 1Q26 was US$1.54/lb, up 16% compared to 2Q25, reflecting the increase in cash costs described above. Compared to 1Q26, AISC rose 6%, driven by the increase in cash cost combined with higher sustaining capital expenditures, mainly related to maintenance expenses.

Guidance Tracker – Costs

Our 2026 smelting cash costs guidance remains unchanged, as disclosed in our press release dated February 6, 2026.

In 1H26, consolidated smelting conversion cost of US$0.35/lb stood slightly above the upper end of the 2026 guidance range of US$0.31-0.34/lb, reflecting the lower sales volumes in the second quarter, mainly following the May fire incident at Cajamarquilla. As volumes recover in 2H26, diluting fixed costs, conversion cost is expected to return to within the guidance range for the full year.

Cash cost net of by-products credits in 1H26 of US$1.42/lb was above the upper end of our 2026 guidance range of US$1.15-1.34/lb. This primarily reflects zinc LME prices well above the US$2,850/t assumption underlying our guidance, which flow through to concentrate purchase costs, combined with BRL appreciation against the BRL/USD 5.50 assumption and lower sales volumes in 2Q26. Should current metal price levels persist, cash cost could remain above the guidance range in 2H26, primarily on zinc prices higher than the assumption underlying our guidance, and we will reassess our cost guidance as the year progresses. Cost guidance is presented on an unhedged basis. We will update the market as volumes recover through 2H26.

Consolidated Smelting Operating costs		1H26	Guidance 2026
Conversion Cost	US$/lb	0.35	0.31	-	0.34
Cash Cost	US$/lb	1.42	1.15	-	1.34

Note: Our conversion cost and cash cost net of by-products credits are measured with respect to zinc sold.

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Smelting Investments

US$ million	2Q26	1Q26	2Q25	∆ YoY	∆ QoQ	1H26	1H25	∆ YoY
Non-Expansion	23.3	13.3	18.7	24.7%	75.2%	36.6	35.4	3.3%
Sustaining	18.9	10.5	13.8	37.0%	80.3%	29.4	24.5	20.3%
Cajamarquilla	7.9	5.7	10.4	(23.7%)	39.3%	13.6	17.3	(21.1%)
Três Marias	5.3	1.4	1.8	196.2%	270.5%	6.8	3.2	113.5%
Juiz de Fora	5.7	3.4	1.6	251.2%	68.3%	9.0	4.0	124.4%
Tailings Storage Facilities	2.0	1.2	3.3	(40.6%)	64.1%	3.2	6.5	(51.0%)
HS&E	1.8	1.4	1.5	24.1%	32.0%	3.2	4.2	(23.6%)
Others (1)	0.5	0.2	0.0	1,652.2%	179.1%	0.7	0.2	332.2%

Expansion projects	0.0	0.0	0.0	-	-	0.0	0.0	-

TOTAL	23.3	13.3	18.7	24.7%	75.2%	36.6	35.4	3.3%

(1) Includes modernization, innovation, energy and other investments.

In 2Q26, Nexa invested US$23 million in its smelting operations, up 25% from 2Q25 and 75% from 1Q26. The year-over-year increase mainly reflects higher sustaining capex at our Brazilian smelters, combined with higher Health, Safety & Environmental (“HS&E”) expenditures. Sequentially, the increase was mainly due to higher sustaining expenditures across or smelters, in addition to increased TSF expenses, mainly at Cajamarquilla.

Sustaining investments of US$19 million were up 37% year-over-year and 80% quarter-over-quarter. The year-over-year increase reflects higher expenditures at Três Marias and Juiz de Fora, consistent with the execution of our 2026 annual maintenance schedule. Compared to 1Q26, the increase reflects higher expenditures at our Brazilian smelters and at Cajamarquilla, primarily related to scheduled maintenance activities, in addition to repair works following the May 2026 fire incident.

During the first six months of the year, total smelting capex amounted to US$37 million, a 3% increase compared to the same period a year ago, primarily reflecting higher sustaining investments.

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Market Scenario

Metal Prices

Metal Prices	2Q26		1Q26		2Q25		∆ YoY	∆ QoQ	1H26		1H25		∆ YoY
	US$/t	US$/lb	US$/t	US$/lb	US$/t	US$/lb			US$/t	US$/lb	US$/t	US$/lb
Zinc	3,466	1.57	3,241	1.47	2,641	1.20	31.2%	6.9%	3,351	1.52	2,741	1.24	22.3%
Copper	13,329	6.05	12,844	5.83	9,524	4.32	40.0%	3.8%	13,083	5.93	9,431	4.28	38.7%
Lead	1,954	0.89	1,931	0.88	1,947	0.88	0.4%	1.2%	1,942	0.88	1,959	0.89	(0.8%)
Silver (US$/oz)	73.1	-	84.3	-	33.7	-	117.2%	(13.3%)	78.8	-	32.8	-	140.6%
Gold (US$/oz)	4,506	-	4,873	-	3,280	-	37.4%	(7.5%)	4,693	-	3,067	-	53.0%

Source: Bloomberg

Zinc: tight fundamentals and persistent geopolitical risk continue to support prices; by-products remain the key cushion for smelter margins

In 2Q26, the LME zinc price averaged US$3,466/t (US$1.57/lb), up 31% year-over-year and 7% quarter-over-quarter, supported by persistent supply constraints. For the 1H26, zinc averaged US$3,351/t, up 22% versus 1H25. Geopolitical developments sustained price volatility: zinc reached US$3,625/t in June amid signs of progress toward a U.S.-Iran agreement, before easing after the June meeting of the U.S. Federal Reserve's Federal Open Market Committee (FOMC), whose updated projections pointed to possible interest-rate increases later in 2026.

Concentrate availability tightened further during the quarter amid persistent mine-supply shortfalls. Despite fire-related disruptions at two major smelters in May (Kazzinc in Kazakhstan, operated by Glencore, and Nexa's Cajamarquilla smelter in Peru), spot treatment charges (TCs) continued to fall into increasingly negative territory. Spot TCs in China ended the quarter at –US$109/t on a Cost, Insurance and Freight (CIF) basis. Even so, smelters preserved financial resilience, benefiting from strong by-product credits, particularly sulfuric acid, alongside revenues from free-metal and other associated by-product. For Nexa, this dynamic works in the Company's favor: as a net producer of sulfuric acid, Nexa captures the firmer acid pricing that is cushioning smelter margins across the industry.

LME inventories recovered from their early-April lows to close the quarter at 119kt. In China, a domestic surplus of refined zinc – higher smelter output against weak consumption – lifted Shanghai Futures Exchange (SHFE) inventories to 155kt in June, the highest since June 2022. The SHFE–LME arbitrage stayed negative through the quarter, and China's elevated inventories are expected to keep LME prices at a premium to SHFE. Should LME inventories resume their decline, the widening arbitrage would raise the incentive for Chinese exports and support rebalance regional conditions.

Looking ahead, zinc fundamentals remain supportive. Persistent concentrate shortages, still low inventories, and modest but resilient demand should continue to underpin prices. Continued uncertainty around the U.S.-Iran situation could also sustain pressure on energy markets, particularly in Europe, potentially constraining smelter utilization and further tightening refined supply.

Copper: tight fundamentals and U.S. tariff expectations support prices

In 2Q26, the LME copper price averaged US$13,329/t (US$6.05/lb), up 40% year-over-year and 4% quarter-over-quarter. For the 1H26, copper averaged US$13,083/t, up 39% versus 1H25. Prices were shaped by delays in U.S. tariff decisions and by elevated investor positioning against an uncertain Middle East backdrop.

Expectations of U.S. import tariffs on refined copper continued to support the COMEX premium over the LME, drawing additional physical metal into the United States. As a result, COMEX inventories rose to a record 666kt by quarter-end and continued to increase, surpassing 700kt during July, while LME inventories declined over the same period. Section 232 – the U.S. national-security trade statue under which tariffs are being weighed – remains the principal source of uncertainty: following the administration's late-June review, expectations centered on a phased 15% tariff from January 2027, with scope for higher rates if broader trade restrictions are adopted.

The concentrate-market deficit persisted, with TC/RCs structurally negative and continuing to strain traditional pricing mechanisms. According to Wood Mackenzie, Antofagasta proposed replacing fixed TC/RCs with index-linked pricing in selected mid-year contracts with Chinese smelters; while unfinalized, such discussions underscore the shift toward more market-responsive structures amid sustained tightness.

Despite trade-policy and geopolitical uncertainty, copper fundamentals remain supported by concentrate constraints and by robust demand from grid infrastructure, renewable energy, and energy storage. The pending decision on U.S. refined-copper import tariffs is a key near-term catalyst: any delay in implementation could pressure prices in the short-term.

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Lead: prices underpinned by balanced fundamentals

In 2Q26, the LME lead price averaged US$1,954/t (US$0.89/lb), up 0.4% year-over-year and 1.2% quarter-over-quarter. Across the 1H26, lead averaged US$1,942/t, broadly flat compared to 1H25. Lead proved more resilient to Middle East tensions than other base metals. Prices softened over the quarter as LME inventories rose to roughly 300kt by end-June, while end-market demand held broadly stable, supported by resilient lead-acid battery production.

Precious Metals: well positioned despite short-term volatility

In 2Q26, silver averaged US$73.1/oz, up 117% year-over-year and down 13% versus 1Q26, having reached a quarterly peak of US$86.8/oz on May 14th before a sharp correction left it closing June at US$58.8/oz, roughly 32% below the quarter’s high. For 1H26, silver averaged US$78.8/oz, up 141% versus 1H25.

Fundamentally, CRU Consulting forecasts indicate 2026 will mark the first positive silver-market balance since 2016: sustained 2025–early-2026 price gains lifted mine supply, while higher prices accelerated substitution in cost-sensitive applications, notably electronics and solar photovoltaics. Weaker expectations for further Federal Reserve rate cuts – amid persistent inflation and heightened geopolitical uncertainty – added pressure.

Gold averaged US$4,506/oz in 2Q26, up 37% year-over-year but roughly 8% below the 1Q26 average. For 1H26, gold averaged US$4,693/oz, up 53% versus 1H25. Conditions reflected Middle East tensions and persistent U.S. inflation, while expectations that the Federal Reserve’s easing cycle had run its course reduced prospects for further cuts, moderating gold's momentum.

Silver and gold by-product credits continue to reduce unit cash costs at Nexa's polymetallic operations.

Home-market demand

Zinc demand across Nexa's core markets (Latin America, excluding Mexico) returned to growth in 2Q26 after a challenging 1Q26, rising 5.7% quarter-over-quarter, led by stronger Brazil and a recovery in Peru as gas-infrastructure constraints eased. Argentina remained a drag, reflecting consumption volatility tied to its economic-liberalization process.

Consumption is expected to stay on a positive trajectory through the rest of the year, led by Brazil. Despite an upward inflation trend and still-higher rates, government stimulus should continue to support zinc's key end-use sectors: per E2 Economics' latest outlook, in 2026, light-vehicle production is projected to grow 5.5% versus 2025 and construction-sector GDP 2.9%, supported by private investment following recent concessions.

Nexa's zinc exports to the United States are supplied from Cajamarquilla, in Peru, while our Brazilian smelters serve the domestic and regional markets. We continue to monitor recent changes in U.S. trade policy, including potential indirect effects on zinc-consuming sectors in Brazil.

Foreign Exchange

FX	2Q26	1Q26	2Q25	∆ YoY	∆ QoQ	1H26	1H25	∆ YoY
BRL/USD (Average)	5.049	5.259	5.666	(10.9%)	(4.0%)	5.154	5.759	(10.5%)
BRL/USD (End of period)	5.176	5.219	5.457	(5.1%)	(0.8%)	5.176	5.457	(5.1%)
PEN/USD (Average)	3.427	3.390	3.652	(6.2%)	1.1%	3.408	3.676	(7.3%)
PEN/USD (End of period)	3.409	3.478	3.543	(3.8%)	(2.0%)	3.409	3.543	(3.8%)

Source: Bloomberg

Foreign Exchange: Brazilian real and Peruvian sol strengthen on solid macro fundamentals

In 2Q26, the Brazilian real averaged BRL 5.05/USD, appreciating nearly 11% year-over-year despite the ongoing domestic easing cycle. For 1H26, the real averaged BRL 5.15/USD, up around 11% versus 1H25. On May 11th, the real reached 4.89/USD, its strongest level since January 2024. Appreciation was driven by external factors: favorable terms of trade supported by Brazilian commodity export strength, and still-wide real interest rate differentials, which continued to attract foreign capital even as the Central Bank delivered two 25-basis point cuts during the quarter. According to the Central Bank of Brazil, the first half of 2026 recorded the largest net foreign exchange inflow since 2018.

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The Peruvian sol averaged PEN 3.43/USD, appreciating about 6.2% year-over-year and softening against the dollar versus 1Q26, largely reflecting political uncertainty around the June 7th presidential runoff. The contested result was resolved in early July with the confirmation of the winning candidate, adding short-term volatility to local markets and weighing on the sol.

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Others

Hedging Program — Gold and Silver

On December 16, 2025, Nexa initiated a revenue hedge program for a portion of expected 2026 gold and silver production from its Peruvian mining operations, consistent with the Company's hedging policy. The program uses Zero Cost Collar derivatives with monthly settlement dates running from January through December 2026.

No additional hedge positions were entered into during 2Q26. Tranches covering 2Q26 production settled in April, May and June 2026, and the remaining tranches settle monthly through December 2026. In 1H26, the program resulted in a loss of US$2.0 million recognized in Net Revenues.

As of June 30, 2026, a cumulative net unrealized gain of US$7.4 million remained in Other Comprehensive Income, to be reclassified to profit or loss as the related hedged sales are recognized.

Offtake agreement

Nexa has an offtake agreement for the copper concentrate produced at Aripuanã. The agreement covers the entire production for a five-year period beginning February 2023, subject to a total contracted volume of approximately 30,018 tonnes. Pricing is based on the lower of market prices or a contractual price cap. The Company has designated the offtake agreement at fair value through profit or loss under IFRS 9. As of June 30, 2026, the Company had delivered 13,948 tonnes under this agreement, resulting in a non-cash accumulated loss of US$22 million recognized in the income statement. For further information, please refer to explanatory note 10(e) of the Financial Statements.

Summary of Uncertain Tax Positions on Income Tax

The Company is engaged in proceedings with SUNAT, Peruvian tax authority, regarding the allocation of taxable income between the tax-stabilized portion of production, taxed at 20%, and the non-stabilized portion, taxed at 28%–29.5%, under the Cerro Lindo Tax Stability Agreement. The Company disputes SUNAT's allocation methodology, which the authority has applied consistently across the fiscal years under assessment.

In May 2026, SUNAT issued final resolutions covering fiscal years 2014-2017, for a total assessed amount of US$225.5 million. The Company reassessed its uncertain tax positions and made the payments required to preserve its right to continue challenging the assessments before the competent judicial authorities, while benefiting from a reduction in penalties and interest available under Peruvian tax legislation.

Of the US$130.6 million paid in 2Q26, US$51.6 million settled tax obligations previously recognized as tax liabilities, and US$79 million was recorded within "Other assets" as "Tax claim payments", as management, supported by external legal counsel, concluded that the Company's tax treatment will ultimately be accepted and the disputed amounts will be recovered. The remaining balance will be settled in monthly installments over up to 72 months and, to the extent not recognized as tax liabilities, will be recognized as “Tax claim payments” within “Other assets” as the respective payments are made.

As a result, estimated contingent liabilities associated with uncertain tax positions not paid and not recognized in the balance sheet decreased to US$161.1 million as of June 30, 2026, from US$291.5 million as of December 31, 2025. Tax uncertainty provisions recorded within "Tax liabilities" decreased to US$45.5 million from US$130.7 million, primarily reflecting the settlement of US$51.6 million of previously recognized tax liabilities, the reversal of US$2.6 million in penalties recognized within "Other income and expenses, net", and the reversal of US$31.7 million in interest recognized within "Financial income", the latter two reflecting management's reassessment of the related exposures.

SUNAT is currently auditing the Company's income tax returns for fiscal years 2020 and 2021. These audits are at an earlier procedural stage, and no final resolutions have been issued in respect of these years.

The payments made do not represent acceptance of the tax positions asserted by SUNAT, and management continues to believe that the Company’s technical and legal positions provide a basis for the recovery of the disputed amounts. For further information, please refer to explanatory note 8(c) of the Financial Statements.

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Risks and Uncertainties

Risk management is a key element of our business strategy and supports long-term value creation while reinforcing confidence among our stakeholders.

Nexa’s Enterprise Risk Management (“ERM”) Policy establishes a structured approach to identifying and managing risks across our operations, corporate functions and capital projects, and supports informed decision-making by our Executive Officers and Board of Directors.

The risk assessment cycle is performed annually focusing on our strategy, operations and key projects. We seek to identify material risks, which are then assessed with consideration of the potential health, safety, environmental, social, reputational, legal and financial impacts. By embedding risk management into our work processes and critical business systems, we work to ensure we make decisions based on our risk appetite, updated annually, on relevant inputs and valid data. The material risks identified during the risk management process are monitored and reported to the Executive Team and the Board of Directors. The oversight of risk, responses and mitigation actions are delegated to the various committees of the Board according to the nature of the risk and the respective board committee’s area of responsibility. The Audit Committee is responsible for financial reporting, fraud and compliance risk as well as oversight of the risk management process, policies and procedures. The Audit Committee is also responsible for oversight of cybersecurity risk management. The Finance Committee is responsible for the financial risks as well as the oversight of the financial risk management policy. The Compensation, Nominating and Governance Committee is responsible for the mitigation of risks associated with the Company’s compensation policies, among others. The Sustainability and Capital Projects Committee monitors compliance with applicable laws and policies and oversight the suitability and effectiveness of the Company’s risk management processes with respect to sustainability matters and capital projects matters, including but not limited to, tailings facility management and emergency response plans.

Our operations are exposed to various inherent risks and uncertainties that could materially affect our business, operating performance, financial results, liquidity and strategic plans. These include, without limitation:

•	commodity price and demand volatility;
•	inflationary pressures, foreign exchange fluctuations and interest rate movements;
•	changes in economics and political conditions in the countries where we operate;
•	evolving global trade dynamics, including potential new tariffs, supply chain disruptions or shifts in trade policy;
•	ongoing geopolitical tensions and related impacts on global commodity markets and supply chains, such as the ongoing conflict between the United States and Iran, and the associated risk of broader regional or global escalation;
•	climate change impacts and increasingly frequent extreme weather events affecting operations, logistics and energy availability;
•	operational and technical risks inherent to mining, including safety, environmental and geotechnical challenges;
•	permitting, regulatory compliance and community relations risks that could affect production and cost structures;
•	cyber and information security risks;
•	capital availability and execution risks associated with growth projects and sustaining investments; and
•	other factors.

Additional information regarding risks and uncertainties is included in our annual report on form 20-F filed with the SEC (www.sec.gov), on SEDAR+ (www.sedarplus.ca) and available on the Company’s website (ir.nexaresources.com).

Use of Non-IFRS Financial Measures

Nexa’s management uses Consolidated Adjusted EBITDA as an additional performance measure on a consolidated basis, in addition to, and not as a substitute for, net income. We define Adjusted EBITDA as net income (loss) for the year/period, adjusted by (i) share in the results of associates, depreciation and amortization, net financial results and income tax; (ii) addition of cash dividend received from associates; and (iii) non-cash events and non-cash gains or losses that do not specifically reflect our operational performance for the specific period, including: gain (loss) on sale of investments; impairment and impairment reversals; gain (loss) on sale of long-lived assets; write-offs of long-lived assets; remeasurement in estimates of asset retirement obligations; and other restoration obligations. For future periods, when applicable, management may exclude the impact of certain types of transactions that in its judgments are (i) events that are non-recurring, unusual or infrequent, and (ii) other specific events that, by their nature and scope, do not reflect our operational performance for the specific period.

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We believe this measure provides useful information about the performance of our operations as it facilitates consistent comparisons between periods, planning and forecasting of future operating results. This reflects the operational performance of our existing business without the impact of interest, taxes, amortization, depreciation, non-cash items that do not reflect our operational performance for the specific reporting period. Since 2024, our management includes the cash dividend received from associates (currently, Enercan is our only associate) as part of our Adjusted EBITDA calculation. Enercan is an equity method investee with which we have a long-term energy supply agreement. Energy is one of the key components of our costs; as the purpose of our equity investment in Enercan is to secure a reliable long-term energy supply, our management considers this cash dividend received from Enercan each year as part of its analysis of our energy costs for such year.

Our calculation of Adjusted EBITDA may be different from the calculation used by other companies, including our competitors in the mining industry, so our measures may not be comparable to those of other companies.

Mining segment | Cash cost net of by-products credits: for our mining operations, cash cost after by-products credits includes all direct costs associated with mining, concentrating, leaching, solvent extraction, on-site administration and general expenses, any off-site services essential to the operation, concentrate freight costs, marketing costs and property and severance taxes paid to state or federal agencies that are not profit-related. Treatment and refining charges on metal sales, which are typically recognized as a deduction component of sales revenues, are added to cash cost. Cash cost net of by-products credits is measured with respect to zinc sold per mine.

Mining segment | Cost ROM: includes all direct production costs for mining, concentrating, leaching, on-site mineral transportation, and other on-site administration expenses, excluding royalties and workers’ participation costs. Cost ROM is measured with respect to total treated ore volume and non-metallic products revenue (such as limestone and stones) are considered as cost-reduction for our mining operations.

Smelting segment | Cash cost net of by-products credits: for our smelting operations, cash cost, after by-products credits includes all the costs of smelting, including costs associated with labor, net energy, maintenance, materials, consumables and other on-site costs, as well as raw material costs. Cash cost net of by-products credits is measured with respect to zinc sold per smelter.

Smelting segment | Conversion cost: costs incurred to convert zinc concentrate (feed) into final products measured with respect to contained zinc sold per smelter, including energy, consumables, and other fixed and on-site expenses. Conversion cost does not include raw material, alloys, and by-products related cost.

Sustaining cost net of by-products credits is defined as the cash cost, net of by-product credits plus non-expansion capital expenditure, including sustaining, health, safety and environment, modernization and other non-expansion-related capital expenditures. Sustaining cash cost net of by-products credits is measured with respect to zinc sold.

All in sustaining cost (“AISC”) net of by-products credits is defined as sustaining cash cost, net of by-products credits plus corporate general and administrative expenses, royalties and workers’ participation. AISC net of by-products credits is measured with respect to zinc sold.

All forward-looking non-IFRS financial measures in this release, including cash cost guidance, are provided only on a non-IFRS basis. This is due to the inherent difficulty of forecasting the timing or amount of items that would be included in the most directly comparable forward-looking IFRS financial measures. As a result, reconciliation of the forward-looking non-IFRS financial measures to IFRS financial measures is not available without unreasonable effort and the Company is unable to assess the probable significance of the unavailable information.

See “Cautionary Statement on Forward-Looking Statements” below.

Technical information

Jose Antonio Lopes, B.Geo., FAusIMM(Geo): 224829, a Mineral Resources manager, a qualified person for purposes of National Instrument 43-101 and a Nexa employee, has approved the scientific and technical information contained in this Earnings Release. Please note that the mineral reserves included in this Earnings Release were estimated in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) 2014 Definition Standards for Mineral Reserves and Mineral Resources, whose definitions are incorporated by reference in National Instrument 43-101. Accordingly, such information may not be comparable to similar information prepared in accordance with Subpart 1300 of Regulation S-K (“S-K 1300”). Our estimates of mineral reserves may be materially different from mineral quantities we actually recover, and market price fluctuations and changes in operating capital costs may render certain mineral reserves uneconomical to mine.

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CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, as well as forward-looking information within the meaning of applicable Canadian securities legislation, including National Instrument 51-102 (collectively, "forward looking statements"). All statements other than statements of historical fact are forward-looking statements. The words “believe,” “will,” “may,” “would,” “could”, “should”, “estimate,” “continues,” “anticipates,” “intends,” “plans,” “expects,” “budget,” “scheduled,” “forecasts”, “targets”, outlook”, “guidance”, “potential”, “project”, and similar expressions are intended to identify forward-looking statements.

Forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those expressed or implied by such statements. These factors include, among others, volatility in zinc, copper, lead, silver and gold prices, by-product credits and treatment charges; exchange rate fluctuations, particularly in the Brazilian real and Peruvian sol against the U.S. dollar; availability and cost of critical inputs, including energy, transportation and labor; operational and health, safety and engineering risks inherent to underground and open-pit mining and zinc smelting, including process safety events, equipment failures and fires at smelting facilities; tailings storage facility integrity and management; community opposition, social license disruptions and blockades affecting access to our operations; labor disputes and relations with our workforce and with local communities; cybersecurity incidents and disruptions to information technology systems; execution risk on capital projects, and the risk that capital projects are not completed within expected timelines or budgets; political, regulatory, fiscal and institutional developments in Peru, Brazil and Luxembourg, and broader geopolitical developments, including trade restrictions, tariff changes and policy shifts affecting cross-border commerce, supply chains and capital markets; permitting, environmental regulation, and changes in mining legislation, taxation or government policies; physical climate risk, including the increasing severity and frequency of weather events, and transition risks associated with the global energy transition and decarbonization, including the risk of failing to meet announced sustainability and emissions targets; outbreaks of contagious or infectious diseases, pandemics, or other public health crises; the activities of competitors and global and regional economic conditions; and risks relating to ongoing or future regulatory matters or investigations involving the Company, its operations or customers; uncertainties regarding the outcome, timing and terms of any potential transaction involving the Company's controlling shareholder, including any related arrangements involving the Company; and any related impacts on our financial statements.

Certain forward-looking statements are based on third-party data and market forecasts, which may not be accurate or current. Nexa does not guarantee such external data and assumes no obligation to update it except as required by law.

Material factors and assumptions on which our forward-looking statements are based include, among others: that demand for our products develops as expected; that customers and counterparties perform their contractual obligations; that operations are not disrupted by mechanical failures, supply constraints, labor disturbances, transportation or utility interruptions or adverse weather; that capital projects are executed within expected timelines and budgets; and that there are no material adverse variations in metal prices, exchange rates, or the cost of energy, supplies or transportation, nor material differences between estimated mineral reserves and mineral resources and actual recovered amounts, beyond those reflected in any specific assumptions disclosed in the materials accompanying this document.

Forward-looking statements speak only as of the date on which they are made, and Nexa undertakes no obligation to update or revise any forward-looking statement, except as required by applicable law.

Further information regarding risks and uncertainties associated with these forward-looking statements, and the assumptions, parameters and methods used to estimate our mineral reserves and mineral resources under National Instruments 43-101, can be found in Nexa’s annual report on Form 20-F and in other public disclosures available on our website and filed with the SEC on EDGAR (www.sec.gov), with the Canadian Securities Administrators on SEDAR+ (www.sedarplus.ca).

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Appendix

Income Statement

US$ million	2Q26	1Q26	2Q25	1H26	1H25
Net Revenues	907.9	888.3	708.4	1,796.3	1,335.5
Cost of sales	(650.8)	(616.2)	(575.9)	(1,266.9)	(1,076.4)
Gross Profit	257.2	272.1	132.5	529.3	259.1
SG&A	(43.0)	(40.6)	(32.7)	(83.6)	(67.8)
Mineral Exploration and Project Evaluation	(17.8)	(16.1)	(17.1)	(33.9)	(33.1)
Impairment reversal (loss) of long-lived assets	(0.5)	1.4	(2.0)	0.8	(2.3)
Other income and expenses, net	(20.5)	(8.6)	(20.9)	(29.1)	(42.1)
Operating income	175.3	208.2	59.9	383.5	113.9
Share in the results of associates	6.2	6.1	4.4	12.3	9.3
Net Financial Results	(7.8)	(10.3)	(27.9)	(18.1)	(28.5)
Financial income	39.6	9.3	6.1	48.9	14.9
Financial expenses	(60.5)	(54.9)	(73.3)	(115.4)	(128.5)
Other financial items, net	13.1	35.4	39.3	48.4	85.1
Depreciation and amortization	(86.3)	(77.4)	(76.6)	(163.7)	(142.4)
Adjusted EBITDA	285.9	282.6	160.6	568.6	285.8
Adj. EBITDA margin	31.5%	31.8%	22.7%	31.7%	21.4%
Income tax expense	(75.8)	(85.9)	(23.2)	(161.8)	(52.7)
Net Income	97.9	118.1	13.3	215.9	42.0
Attributable to Nexa's shareholders	68.6	89.3	1.1	157.9	12.9
Attributable to non-controlling interests	29.3	28.7	12.2	58.0	29.1
Weighted average number of outstanding shares – in thousand	132,439	132,439	132,439	132,439	132,439
Basic and diluted earnings per share – (in US$)	0.52	0.67	0.01	1.19	0.10
Adjusted Net Income	122.1	115.1	37.4	237.3	71.6
Adjusted basic and diluted earnings per share – (in US$)	0.64	0.67	0.11	1.31	0.27

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Consolidated statement of cash flows – Reconciliation

Nexa manages and reports Operating cash flow before working capital variations. Working capital can be volatile due to several factors, including prices and a build-up or reduction of inventories. Management believes this measure provides investors with better visibility of the operating cash flow performance and our capital allocation strategy.

US$ million	2Q26	1Q26	2Q25	1H26	1H25

Operating cash flow before working capital variations	286.3	308.0	175.1	594.3	340.2

Working capital variations	(82.2)	(282.7)	3.8	(364.9)	(270.4)
Decrease (increase) in assets
Trade accounts receivables	63.7	(30.0)	(9.4)	33.7	(21.3)
Inventory	(46.7)	(14.6)	(18.8)	(61.3)	(41.0)
Other financial instruments	(1.0)	1.0	0.6	0.1	3.4
Other assets	(79.2)	(1.0)	(26.2)	(80.2)	(86.8)
Increase (decrease) in liabilities
Trade payables	54.6	(98.1)	54.5	(43.5)	(66.1)
Confirming payables	(36.5)	(71.1)	(19.5)	(107.6)	(21.9)
Other liabilities	(37.2)	(68.9)	22.6	(106.1)	(36.6)
Cash provided by operating activities	204.1	25.3	178.9	229.4	69.8

Interest paid (1)	(48.9)	(22.5)	(42.9)	(71.4)	(74.4)
Premium paid on bonds repurchase	-	-	(15.0)	-	(15.0)
Income tax paid	(43.9)	(58.4)	(19.6)	(102.3)	(63.7)
Net cash provided by (used in) operating activities	111.2	(55.6)	101.3	55.7	(83.3)

Capital Expenditures ("CAPEX") (2)	(92.2)	(71.7)	(87.3)	(164.0)	(138.0)
Dividends paid/received (Net) (3)	(4.2)	(25.3)	(16.2)	(29.5)	(16.5)
New loans and debt repayment (4)	(22.5)	21.1	15.9	(1.4)	18.5
Foreign exchange effects	(2.7)	5.7	2.9	2.9	7.2
Other items (5)	0.1	0.1	0.8	0.2	3.9

Increase (Decrease) in cash and cash equivalents	(10.3)	(125.8)	17.5	(136.1)	(208.2)
Cash and cash equivalents at the beginning of the period	390.1	515.9	394.8	515.9	620.5
Cash and cash equivalents at the end of the period	379.7	390.1	412.3	379.7	412.3

Note: For further details please refer to “Consolidated statement of cash flows” in the Financial Statements.

(1) Includes: Interest paid on loans and financings; and Interest paid on lease liabilities.

(2) Includes: Additions of property, plant and equipment; and Additions of intangible assets. Refer to the “Capital Expenditures (“CAPEX”)” section of this earnings release for CAPEX breakdown. CapEx recorded under investing activities in our condensed consolidated interim financial statements is presented on a cash basis, while the amount presented in the "Capital Expenditures (CapEx)" section of this earnings release is reported on an accrual basis.

(3) Includes: Dividends received; Dividends paid; Payments of share premium; and Dividends not withdrawn.

(4) Includes: Net sales (purchases) of financial investments; New loans and financings; Debt issue costs; Payments of loans and financings; Payments of lease liabilities; Payments of fair value debt; Bonds Repurchase; and Other high liquid short term investments.

(5) Includes: Subsidiary acquisition cash effects, net; Proceeds from the sale of property, plant and equipment; Proceeds from the sale of divestments and restructuring; Investments in equity instruments; Acquisition of additional shares in associates; Repurchase of the Company's own shares; Acquisition of non-controlling interests; Effects of transactions with non-controlling interest in subsidiary; Purchase of non-controlling interest shares; Purchase of stake in subsidiary from non-controlling shareholders; Contribution of non-controlling interest capital; and Capital contribution of non-controlling interest to subsidiary.

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